Exhibit 99.1

ANNUAL MEETING APRIL 10, 2013
BANK OF MONTREAL

Notice of Annual

Meeting of Shareholders

and Management Proxy Circular

Please take a moment to vote. Your participation as a Shareholder is important to us. This document tells you who can vote, what you will be voting on and how to vote.

Invitation to Shareholders

Invitation to Shareholders

Please join the Bank of Montreal’s Board of Directors and senior leadership team for the:

Annual Meeting of Shareholders

April 10, 2013 at 9:30 a.m. (local time)

Delta Bessborough, 601 Spadina Crescent East, Saskatoon, Saskatchewan

This important meeting is your opportunity to hear first-hand about our performance and plans for the future - and for us to respond to any questions you may have. We encourage you to attend in person or by webcast via the Internet.

This meeting is also your opportunity to vote on important matters. Even if you plan to attend the meeting, please submit your proxy vote ahead of time by using the easy-to-follow procedure explained in this Management Proxy Circular. We urge you to make your vote count.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2012 Annual Report, our quarterly results, presentations to the investment community, and other useful information about us.

Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our Shareholders. We look forward to your participation on April 10.

Sincerely,

J. Robert S. Prichard	William A. Downe
Chairman of the Board	President and Chief Executive Officer

February 28, 2013

1	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:             Wednesday, April 10, 2013 at 9:30 a.m. (local time)

Where:            Delta Bessborough, 601 Spadina Crescent East, Saskatoon, Saskatchewan

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2012; and the Shareholders’ Auditors’ report on those statements;
2.	elect the Board of Directors for 2013;
3.	appoint the Shareholders’ Auditors for 2013;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;
5.	consider the Shareholder proposals set out starting on page 32 of the management proxy circular; and
6.	transact any other business properly brought before the meeting.

Shareholders as at March 1, 2013 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 652,776,083, such number being the total number of common shares of the Bank outstanding on March 1, 2013.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on April 9, 2013. To vote in person at the meeting, please see the section “Voting Information” on page 4 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

February 28, 2013

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act as described on page 5 under “Who cannot vote”.

Bank of Montreal Management Proxy Circular	2

Business of the Meeting

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of Shareholders of the Bank on April 10, 2013 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This circular provides Shareholders with important information to make voting decisions. References to ”BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and where applicable, our subsidiaries. References to “Shareholders” mean Shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Business of the Meeting

The meeting will cover the following five items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the October 31, 2012 year end in our 2012 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 6. All but one, Jan Babiak, were elected as directors at the Bank’s previous annual meeting of Shareholders. Ms. Babiak was appointed to the Board of Directors on October 23, 2012. The directors you elect at this meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

If Robert Prichard or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or William Downe may vote at their discretion for a substitute nominee or nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withheld votes than for votes, he or she must offer to resign. The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation. The nominee will not participate in this decision.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2013 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee pre-approves all services from the Shareholders’ auditors, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under the Bank’s Auditor Independence Policy to ensure that all the audit services provided by the Shareholders’ auditors comply with the policy and professional standards and securities regulations.

Auditors’ fees

The Bank paid the fees below to the Shareholders’ auditors in the fiscal years ended October 31, 2012 and 2011:

Fees in millions of dollars (1)	2012	2011
Audit fees	$15.8	$13.8
Audit-related fees (2)	1.7	0.8
Tax fees	0.0	0.0
All other fees (3)	1.2	0.2
Total	$18.7	$14.8

Notes

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2012 and 2011 related to fees paid for accounting advice, specified procedures on the Management Proxy Circular and other specified procedures.
(3)	All other fees for 2012 and 2011 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2012 and 2011 were translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with those of our Shareholders. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk taking. You can find the details of our executive compensation program starting on page 41 of this circular.

The Bank believes that our approach is in the Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Human Resources Committee support the approach we’ve taken.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future.

The resolution, which needs a majority vote to be approved, is:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular delivered in advance of the 2013 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 29 of this circular.

3	Bank of Montreal Management Proxy Circular

Voting Information

5.	Considering Shareholder Proposals

The Shareholder proposals are set out starting on page 32 of this circular for you to consider. You may vote for, against, or abstain from voting on each of them. If Robert Prichard or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote against each of these proposals.

Voting Information

Items of Business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation
•	Shareholder proposals

Each item other than the election of directors needs approval by a majority (more than 50%) of votes cast to be approved.

Who Can Vote

You have the right to vote if you owned Shares on March 1, 2013 – one vote per Share – unless you are described below under “Who cannot vote”. On that date, we had 652,776,083 Shares outstanding.

Voting Instructions for Non-registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxy-holder appointment in the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

You can choose any person or company as your proxyholder. The enclosed proxy form or voting instruction form names Robert Prichard or William Downe, each a director of the Bank, as your proxy-holder. If you wish instead to appoint your own proxyholder, write that person’s name in the blank space. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you don’t appoint your own proxyholder, then Robert Prichard or William Downe will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may vote for or withhold. For other voting matters except the Shareholder proposals, you may vote for or against. For the Shareholder proposals, you may vote for, against or abstain from voting. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint another proxyholder and do not give specific voting instructions, Robert Prichard or William Downe will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving Bank’s approach to executive compensation
•	against the Shareholder proposals

Returning the Proxy Form

If you are a registered Shareholder the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive it by no later than 5:00 p.m. (Eastern Daylight Time) on April 9, 2013. You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	by using the internet by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions as provided by your intermediary on the voting instruction form. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on it. For your vote to count, it must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on April 9, 2013.

If You Wish to Change Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 29 of this circular

•	the Chairman before the meeting starts or any adjournment continues

Bank of Montreal Management Proxy Circular	4

Voting Information

You may also change your instructions by voting in person at the meeting by registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	by following the voting instructions for non-registered Shareholders
•	electronically by visiting www.investorvote.com and following the online voting instructions

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We may also contact you by letter, email or phone call to ask you to vote, using our outside agency, CST Phoenix Advisory Partners. We expect to pay approximately $32,000 for their services, plus charges for any telephone calls.

Who Cannot Vote

Shares beneficially owned by the following cannot vote:

•	the Government of Canada or any of its agencies (unless the Minister of Finance and Governor in Council have approved)
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of Shares of the Bank (unless the Minister of Finance has approved)

As well, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

As far as the Bank’s directors and officers know, as at February 28, 2013, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts the proxies. Computershare only discusses proxies with the Bank when it is legally necessary, when a Shareholder clearly intends to communicate with management or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7800

by e-mail at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com
4.	By email to the Corporate Secretary at corp.secretary@bmo.com
5.	By mail to the Corporate Secretary at the address provided on page 29 of this circular

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 5, 2013.

Date of Circular

This circular is dated February 28, 2013, and all information is as at that date, unless otherwise stated.

5	Bank of Montreal Management Proxy Circular

Directors

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the Board as your representatives. This section provides information about the director nominees for election to the Board, their skills and continuing education, directors’ compensation and directors’ attendance at meetings.

Nominees	for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts a), b), and c) below provide summary information about the skills and experience of the non-employee director nominees. Pie chart d) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2012. The director nominee profiles on pages 7 to 13 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance and public board memberships. The profiles also disclose information on the securities held by nominees as at February 28, 2013, as well as the value of their total compensation received in fiscal 2012.

Bank of Montreal Management Proxy Circular	6

Nominees for Election to Board of Directors

Robert M. Astley Age: 68 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Industry Expertise: Financial Services

Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is Chairman and a director of the CPP Investment Board. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				20 of 20 (100%)		46 of 46 (100%)
	Governance and Nominating				8 of 8 (100%)
	Human Resources (Chair)				8 of 8 (100%)
	Risk Review				10 of 10 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
None
SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2013	11,485	30,539	42,024	$ 2,698,361	$ 600,000	$ 2,098,361	15.4
	2012	11,485	26,704	38,189	$ 2,226,037	$ 600,000	$ 1,626,037	12.7
	Net Change	—	3,835	3,835	$ 472,324		$ 472,324	2.7
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $213,000 ($100,000 in DSUs)

Janice M. Babiak Age: 55 Franklin, Tennessee United States Director Since: 2012 Independent (1) Industry Expertise: Consumer Discretionary Consumer Staples Financial Services Information Technology

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP, an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. In 2012 she joined the board of Walgreens where she serves on the Audit as well as the Finance Committees. Her current portfolio includes sitting on the Council of the Institute of Chartered Accountants in England and Wales and their Corporate Responsibility Advisory Group. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting, qualifications.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE			ATTENDANCE (TOTAL)
		Board of Directors*				1 of 1 (100%)			2 of 2 (100%)
		Audit and Conduct Review†				1 of 1 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS								CURRENT BOARD COMMITTEE MEMBERSHIPS
		Walgreens				April 2012 – Present			Audit (Chair)
Finance
		Logica plc				2010-2012
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2013	—	1,021	1,021	$ 65,558	$ 600,000	$ (534,442)	0.4
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $16,083 ($16,083 in DSUs)

	*	Effective October 23, 2012, Ms. Babiak was appointed to the Board of Directors.
	†	Effective October 23, 2012, Ms. Babiak was appointed to the Audit and Conduct Review Committee.

7	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Sophie Brochu Age: 49 Bromont, Quebec Canada Director Since: 2011 Independent (1) Industry Expertise: Energy Industrials

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Métro, a natural gas distributor. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She sits on the Board of Gaz Métro as well as on the Boards of Bell Canada and BCE. Ms. Brochu was co-president of the Centraide of Greater Montreal campaign for 2010 and is also involved in the 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
	Board of Directors				20 of 20 (100%)			26 of 26 (100%)
	Audit and Conduct Review				6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
	BCE Inc.				2010 – Present			Audit
								Corporate Governance
	SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2013	—	5,694	5,694	$ 365,612	$ 600,000	$ (234,388)	2.1
	2012	—	1,735	1,735	$ 101,133	$ 600,000	$ (498,867)	0.6
	Net Change	—	3,959	3,959	$ 264,479		$ 264,479	1.5
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
	2012: $176,500 ($176,500.00 in DSUs)

George A. Cope Age: 51 Toronto, Ontario Canada Director Since: 2006 Independent (1) Industry Expertise: Telecommunications

George Cope is President and Chief Executive Officer of Bell Canada and BCE Inc., leading the transformation of Canada’s largest communications company into a customer-focused competitor through a strategy of broadband network investment, service enhancement and cost efficiency. Prior to joining Bell in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier Telus Mobility from 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Holding a Business Administration (Honours) degree from The University of Western Ontario, Mr. Cope serves on the university’s Advisory Board of the Richard Ivey School of Business.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				19 of 20 (95%)		26 of 28 (93%)
	Human Resources				7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	BCE Inc.				2008 – Present
	Bell Aliant				2008 – Present		Chairman
	NII Holdings, Inc.				2004 – 2010
SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2013	9,660	19,782	29,442	$ 1,890,471	$ 600,000	$ 1,290,471	10.8
	2012	9,660	15,006	24,666	$ 1,437,781	$ 600,000	$ 837,781	8.2
	Net Change	—	4,776	4,776	$ 452,690		$ 452,690	2.6
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $176,500 ($176,500 in DSUs)

Bank of Montreal Management Proxy Circular	8

Nominees for Election to Board of Directors

William A. Downe Age: 60 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) Industry Expertise: Financial Services Energy Health Care

Bill Downe is President and Chief Executive Officer of BMO Financial Group. Since joining the Bank in 1983, he has served in several capacities. Prior to March 1, 2007, he was Chief Operating Officer, with responsibility for all of BMO’s operating units including P&C Canada & U.S., BMO Capital Markets, Private Client Group, Technology and Operations and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chairman, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw BMO Capital Markets, Private Client Group and BMO Financial Group’s U.S. operations. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Holding Corporation and BMO Financial Corp. (both subsidiaries of the Bank). In the U.S., Mr. Downe is the past President of the Federal Reserve Advisory Council, and is currently a member of the Rush University Medical Center Board of Trustees as well as their Compensation and Human Resources Committee and Development Committee, a Director on the Board of Manpower Inc. and a member of their Executive Compensation and Human Resources Committee, and a Director of Catalyst Inc. and its Canadian Advisory Board. In Canada, he is a Director on the Board of the Canadian Council of Chief Executives (CCEE), he is the past Chair of the Board of Directors of St. Michael’s Hospital and is currently a Director on the Board of St. Michael’s Hospital Foundation and a member of the Campaign Executive, for The Campaign for the University of Toronto. Additionally, Mr. Downe is a Board member of The International Monetary Conference (IMC) and a member of the Economic Club of Chicago. Mr. Downe holds an M.B.A. from the University of Toronto.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
		Board of Directors			20 of 20 (100%)			52 of 52 (100%)
		Audit and Conduct Review*			6 of 6 (100%)
		Governance and Nominating*			8 of 8 (100%)
		Human Resources*			8 of 8 (100%)
		Risk Review*			10 of 10 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		Manpower Inc.			2011 – Present			Executive Compensation and Human Resources
SECURITIES HELD
		Year	Shares (2)	Units (8)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (9)	Amount Exceeding Minimum Required (9)
		2013	223,399	412,685	636,084	$ 40,842,954	$ 8,778,000	$ 32,064,954
		2012	211,194	359,676	570,870	$ 33,276,012	$ 7,183,750	$ 26,092,262
		Net Change	12,205	53,009	65,214	$ 7,566,941		$ 5,972,691
OPTIONS HELD
Mr. Downe did not receive compensation for his services as a director and was not entitled to receive options under the Non-Officer Director Stock Option Plan as described on page 65.
	*	During fiscal 2012, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

Christine A. Edwards Age: 60 Chicago, Illinois United States Director Since: 2010 Independent (1) Industry Expertise: Financial Services

Christine Edwards is a Capital Partner in the Corporate Practice Group of Winston & Strawn, a U.S. law firm. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at Bank One Corporation with responsibilities for the Company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer in 2008, 2009, 2010 and 2011 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and Chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Oversight Board of the U.S. Chamber of Commerce Center for Capital Markets Competiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				20 of 20 (100%)		40 of 40 (100%)
		Risk Review				10 of 10 (100%)
		Human Resources				8 of 8 (100%)
		The Pension Fund Society of the Bank of Montreal*				2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
None
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2013	2,825	8,429	11,254	$ 722,619	$ 600,000	$ 122,619	4.1
		2012	1,825	3,934	5,759	$ 335,692	$ 600,000	$ (264,308)	1.9
		Net Change	1,000	4,495	5,495	$ 386,927		$ 386,927	2.2
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $192,833 ($192,833 in DSUs)
	*	Effective March 20, 2012, Ms. Edwards was appointed to the Board of Directors of The Pension Fund Society of the Bank of Montreal.

9	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Ronald H. Farmer Age: 62 Toronto, Ontario Canada Director Since: 2003 Independent (1) Industry Expertise: Financial Services Health Care Industrials Materials

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is director of Integran Technologies, and Valeant Pharmaceuticals International Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				20 of 20 (100%)		43 of 43 (100%)
		Audit and Conduct Review				6 of 6 (100%)
		Governance and Nominating*				5 of 5 (100%)
		Human Resources				8 of 8 (100%)
		The Pension Fund Society of the Bank of Montreal (Chair)				4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIP
		Valeant Pharmaceuticals International Inc.				2011 – Present		Talent & Compensation Governance & Nominating
		Afexa Life Sciences Inc.				October 2011 – December 12, 2011
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2013	5,000	35,216	40,216	$ 2,582,269	$ 600,000	$ 1,982,269	14.8
		2012	5,000	28,973	33,973	$ 1,980,286	$ 600,000	$ 1,380,286	11.3
		Net Change	—	6,243	6,243	$ 601,983		$ 601,983	3.5
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $202,583 ($202,583 in DSUs)
	*	Effective March 20, 2012, Mr. Farmer was appointed to the Governance and Nominating Committee.

Eric R. La Flèche Age: 51 Montreal, Quebec Canada Director Since: 2012 Independent (1) Industry Expertise: Consumer Staples

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer (2005). Mr. La Flèche holds an MBA from Harvard Business School and a law degree from the University of Ottawa. He is involved with several charities in Quebec including United Way of Greater Montreal.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors*				11 of 13 (85%)		14 of 16 (88%)
		Audit and Conduct Review†				3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		Metro Inc.				2008 – Present
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2013	2,000	2,549	4,549	$ 292,091	$ 600,000	$ (307,909)	1.7
		2012	2,000	—	2,000	$ 116,580	$ 600,000	$ (483,420)	0.7
		Net Change	—	2,549	2,549	$ 175,511		$ 175,511	1.0
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $105,083 ($105,083 in DSUs)
	*	Effective March 20, 2012, Mr. La Flèche was appointed to the Board of Directors.
	†	Effective March 20, 2012, Mr. La Flèche was appointed to the Audit and Conduct Review Committee.

Bank of Montreal Management Proxy Circular	10

Nominees for Election to Board of Directors

Bruce H. Mitchell Age: 67 Toronto, Ontario Canada Director Since: 1999 Independent (1) Industry Expertise: Consumer Staples Energy Industrials Information Technology

Bruce Mitchell is founder, President and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food growing, processing and technology industries. Mr. Mitchell is Vice-Chair of the Board of Trustees and a Councillor of Queen’s University, a member of the Board of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. (Hons.) from Queen’s University and an M.B.A. from Harvard University.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				19 of 20 (95%)		34 of 35 (97%)
		Governance and Nominating*				3 of 3 (100%)
		Risk Review				10 of 10 (100%)
		The Pension Fund Society of the Bank of Montreal†				2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		Garbell Holdings Limited				2006 – 2009
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2013	20,000	52,485	72,485	$ 4,654,262	$ 600,000	$ 4,054,262	26.6
		2012	20,000	45,601	65,601	$ 3,823,882	$ 600,000	$ 3,223,882	21.9
		Net Change	—	6,884	6,884	$ 830,380		$ 830,380	4.7
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $188,417 ($188,417 in DSUs)
	*	Effective March 20, 2012, Mr. Mitchell ceased to be a member of the Governance and Nominating Committee.
	†	Effective March 20, 2012, Mr. Mitchell was appointed to the Board of Directors of The Pension Fund Society of the Bank of Montreal.

Philip S. Orsino, O.C., F.C.A. Age: 58 Toronto, Ontario Canada Director Since: 1999 Independent (1) Industry Expertise: Consumer Discretionary Health Care Industrials

Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the President of Jeld-Wen Inc., a global integrated manufacturer of building products, and past chairman of University Health Network. He was formerly President and CEO of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				20 of 20 (100%)		34 of 34 (100%)
	Audit and Conduct Review (Chair)				6 of 6 (100%)
	Governance and Nominating				8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Clairvest Group Inc.				1998 – Present		Audit
SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2013	34,365	49,502	83,867	$ 5,385,100	$ 600,000	$ 4,785,100	30.8
	2012	34,355	42,147	76,502	$ 4,459,302	$ 600,000	$ 3,859,302	25.5
	Net Change	10	7,355	7,365	$ 925,798		$ 925,798	5.3
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $218,000 ($218,000 in DSUs)

11	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Dr. Martha C. Piper, O.C., O.B.C. Age: 67 Vancouver, British Columbia Canada Director Since: 2006 Independent (1) Industry Expertise: Consumer Discretionary Health Care Utilities

Martha Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and is a member of the Trilateral Commission.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				20 of 20 (100%)		34 of 34 (100%)
	Audit and Conduct Review				6 of 6 (100%)
	Governance and Nominating (Chair)				8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Shoppers Drug Mart Corporation				2007 – Present		Compensation (Chair)
	TransAlta Corporation				2006 – Present		Human Resources Governance and Environment
SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2013	1,190	21,202	22,392	$ 1,437,790	$ 600,000	$ 837,790	8.2
	2012	1,120	17,911	19,031	$ 1,109,317	$ 600,000	$ 509,317	6.3
	Net Change	70	3,291	3,361	$ 328,473		$ 328,473	1.9
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $198,667 ($100,000 in DSUs)

J. Robert S. Prichard,

O.C., O. Ont.

Age: 64

Toronto, Ontario

Canada

Director Since: 2000

Independent (1)

Industry Expertise:

Consumer Discretionary

Consumer Staples

Health Care

Industrials

(includes transportation)

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx, Penguin Canada, a Trustee of the Hospital for Sick Children and a member of Canada’s Economic Advisory Council and Ontario’s Economic Advisory Panel. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE			ATTENDANCE (TOTAL)
	Board of Directors				20 of 20 (100%)			45 of 45 (100%)
	Governance and Nominating				8 of 8 (100%)
	Human Resources*				5 of 5 (100%)
	Risk Review				10 of 10 (100%)
	The Pension Fund Society of the Bank of Montreal†				2 of 2 (100%)
PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS								CURRENT BOARD COMMITTEE MEMBERSHIPS
	George Weston Limited				2000 – Present			Lead Director
	Onex Corporation				1994 – Present			Governance
	Torstar Corporation				2002 – 2009			Human Resources
Nominating and Compensation
Pension and Benefits
SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2013	11,500	48,965	60,465	$ 3,882,458	$ 600,000	$ 3,282,458	22.2
	2012	11,500	38,735	50,235	$ 2,928,198	$ 600,000	$ 2,328,198	16.7
	Net Change	—	10,230	10,230	$ 954,260		$ 954,260	5.5
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $329,212 ($329,212 in DSUs)
*	Effective March 20, 2012, Mr. Prichard was appointed to the Human Resources Committee.
†	Effective March 20, 2012, Mr. Prichard was appointed to the Board of Directors of The Pension Fund Society of the Bank of Montreal.

Bank of Montreal Management Proxy Circular	12

Nominees for Election to Board of Directors

Don M. Wilson III Age: 65 Greenwich, Connecticut United States Director Since: 2008 Independent (1) Industry Expertise: Financial Services

Don Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 as Chief Risk Officer with responsibility for credit, equity, market, and operational risk globally. Mr. Wilson was also a member of JP Morgan’s Executive Committee and Operating Committee. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				20 of 20 (100%)		45 of 45 (100%)
		Governance and Nominating*				5 of 5 (100%)
		Human Resources				8 of 8 (100%)
		Risk Review (Chair)				10 of 10 (100%)
		The Pension Fund Society of the Bank of Montreal†				2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIP
		Ethan Allen Interiors Inc.				2010 – Present		Audit
SECURITIES HELD
		Year	Common Shares (2)	Deferred Share Units (DSUs) (3)(10)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2013	13,500	19,802	33,302	$ 2,138,321	$ 600,000	$ 1,538,321	12.2
		2012	13,500	14,174	27,674	$ 1,613,117	$ 600,000	$ 1,013,117	9.2
		Net Change	—	5,628	5,628	$ 525,204		$ 525,204	3.0
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2012
2012: $212,083 ($212,083 in DSUs)

	*	Effective March 20, 2012, Mr. Wilson was appointed to the Governance and Nominating Committee
	†	Effective March 20, 2012, Mr. Wilson ceased to be a member of the Board of Directors of The Pension Fund Society of the Bank of Montreal.

(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 24. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 28, 2013 and January 31, 2012, the respective information dates of this, and last year’s management information circulars.
(3)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 16 as at February 28, 2013 in respect of 2012 and January 31, 2012 in respect of 2011.
(4)	The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 28, 2013 in respect of 2012 and January 31, 2012 in respect of 2011 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($64.21 and $58.29, respectively).
(5)	“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2012, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. See page 16.
(6)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($175,000 under the current fee structure — see page 16 “Directors’ Compensation and Attendance”).
(7)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 65 as at February 28, 2013. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003. There are no options outstanding under this plan.
(8)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan for Executives, and restricted share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as at February 28, 2013 in respect of 2012 and January 31, 2012 in respect of 2011. Note that Mr. Downe was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 16.
(9)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Share ownership requirements” on page 42. Requirements are determined as a multiple of base salary reported in Canadian dollars. Mr. Downe’s base salary has been converted into Canadian (“Cdn”) dollars at the average rate of exchange for the fiscal year as follows: for 2012, US $1.00 = Cdn. $1.0032 and for 2011, US $1.00 = Cdn $0.9852.
(10)	The market or payout values of vested share-based awards not paid out or distributed as at October 31, 2012 using the closing Share price on the TSX on that date ($59.02) were Robert M. Astley ($1,713,180), Jan M. Babiak ($16,102), Sophie Brochu ($244,815), George A. Cope ($1,055,662), Christine A. Edwards ($389,170), Ron H. Farmer ($1,928,872), Eric R. La Flèche ($62,012), Bruce H. Mitchell ($2,941,344), Philip S. Orsino ($2,750,248), Martha C. Piper ($1,174,805), J. Robert S. Prichard ($2,584,335) and Don M. Wilson III ($1,029,578).

13	Bank of Montreal Management Proxy Circular

Continuing Education and Skills

Continuing Education and Skills

Continuing Education

Directors must continually update their knowledge and understanding of the Bank’s business and regulatory environment. The Bank provides many opportunities for directors to make site visits, and to read and hear about specialized and complex topics relevant to the Bank’s operations. In connection with every Board meeting, directors are also referred to articles and publications of interest. Some of the presentations and publications provided to the Board and its committees this year are set out below:

Quarter	Topic
Ongoing presentations and programs	Regular legal and regulatory developments reports were provided to the Board and its committees on relevant topics, including:
•

Dodd-Frank Wall Street Reform and Consumer Protection Act and related proposals and requirements of various agencies and regulatory authorities, including those related to whistleblowers, capital plan reviews, stress testing guidance and the Volcker rule

	•	Basel Committee proposals, principles and requirements
	•	US Foreign Account Tax Compliance Act
	•	Federal Budget measures
	•	Pension regulatory changes
	•	Global governance matters
	•	Executive compensation requirements and guidance
	•	Consumer Financial Protection Bureau
	•	Financial Services Bill UK

Regular deep dive presentations with respect to selected businesses

Executives Meet Directors Program

Presentations and publications by BMO’s Chief Economist and group on various subjects, including the Canadian housing market, North American and global outlook and the European sovereign debt crisis
Fiscal Q1, 2012

Basel II Market Risk Amendments, presentation by management

History of Credit Valuation Adjustment and Debt Valuation Adjustment, presentation by management

Repo and Global Equity Finance Business, presentation by management

Fiscal Q2, 2012

Exchange Traded Funds, presentation by management

Stock Futures Trading, presentation by management

Article: “How to Break Up the Banks” Interview with Roberta Karmel, Former SEC Commissioner, Professor at Brooklyn Law School, Barron’s (February 6, 2012)

Article: “Don’t Bet Against Canadian Bank Stocks: Lessons from the LDC Crisis & Commercial Real Estate Debacle” John Reucassel Report on Financial Services – Banks (February 2012)

Article: Institutional Investor: Europe’s Companies Raise Sights from Costs to Growth (March 8, 2012)

Fiscal Q3, 2012

Financial Institutions Industry, presentation by management

Canada Mortgage and Housing Corporation, presentation by management

Article: New York Times: Loss stains JPMorgan’s Chief, One of Banking’s Top Risk Managers, (May 11, 2012)

Article: New York Times: The Bet That Blew Up for JPMorgan Chase, (May 11, 2012)

Article: New York Times: In JPMorgan Chase Trading Bet, Its Confidence Yields to Loss, (May 12, 2012)

Fiscal Q4, 2012

OSFI B20 Guidelines on Residential Mortgage Underwriting, presentation by management

Bank’s Natural Resources Portfolio, presentation by management

The Role of Innovation, presentation by management

Article: Hugessen Consulting Inc. Briefing: The CP Saga – A Message to Directors (May, 2012)

Article: Osler: Six Lessons Learned from the CP Proxy Battle (July 9, 2012)

Article: New York Times: Regulate, Don’t Split Up, Huge Banks (July 31, 2012)

Article: The Economist: Searching for Solid Ground: An Era of Frothiness is Over (August 18, 2012)

Article: New York Times: Money-Laundering Inquiry is Said to Aim at U.S. Banks (September 14, 2012)

Article: The Dog and the Frisbee, Andrew G. Haldane, Executive Director, Financial Stability and member of the Financial Policy Committee and Vasileios Madouros, Economist, Bank of England. (October 2012)

Fiscal Q1, 2013

Construction and Engineering Review, presentation by management

Leveraged Finance Review, presentation by management

Article: Advantage Ontario, Jobs & Prosperity Council, 2012

Article: Financial Times: Operational Risk Muscles into Focus (November 5, 2012)

Bank of Montreal Management Proxy Circular	14

Continuing Education and Skills

This year, as part of the Bank’s annual strategy session, directors went on client visits and participated in an Innovation Brainstorming session.

Board members also participated in professional development programs, including conferences and seminars given by the Global Risk Institute in Financial Services, Rotman School of Management, Harvard University, Tory’s LLP and Deloitte.

In conjunction with the Bank’s Institute for Learning, the Board has developed and will be introducing this spring, an expanded director continuous education program consisting of: (i) didactic learning via electronic medium; (ii) self-directed learning; and (iii) issues based learning via group discussion. This program, delivered through an online learning application to support both the didactic and self-directed components, will focus on five content pillars to assist board members in building upon and enhancing their knowledge and expertise. Content will include ethics, legal and compliance training, foundational topics, emerging issues and BMO specific initiatives, as confirmed by the committee chairs and senior management as relevant and timely. On the issues based learning via group discussion component, the board of directors engages regularly in group roundtable discussions focused on contemporary topics, drawing upon best practices and acknowledged expertise. Recent subjects included shareholder activism, regional concerns, as well as the manipulation of LIBOR rates.

Skills Matrix

Non-employee directors identify their skills and experience in January of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Other Board Experience (b)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Financial Services (c)

✓

✓

✓

✓

✓

✓

Accounting and Finance (d)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Investment Banking/Mergers & Acquisitions (e)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Risk Management (f)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Human Resources (g)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Corporate Responsibility/Sustainability (h)

✓

✓

✓

✓

✓

✓

✓

Legal (i)

✓

✓

Strategic Planning (j)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

(a)
Experience as senior executive/officer of a publicly listed company or major organization.

(b)
Served as a board member of a public, private or non-profit entity.

(c)
Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.

(d)
Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or US Generally
Accepted Accounting Principles and/or International Financial Reporting Standards.

(e)
Experience with investment banking or mergers and acquisitions.

(f)
Knowledge of, and experience with internal risk controls, risk assessments and reporting.

(g)
Experience with benefit, pension and compensation programs (in particular, executive compensation programs).

(h)
Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.

(i)
Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.

(j)
Experience in the development and implementation of a strategic direction of a large organization.

15

Bank of Montreal Management Proxy Circular

Directors’ Compensation/Attendance

Directors’ Compensation and Attendance

Directors’ Compensation – Fiscal 2012

Starting in
fiscal 2012, the Board adopted the following flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)

Amount

Annual retainer fee (including membership on two committees)

$175,000 ($100,000 equity and a $75,000 cash retainer) (b)

Fee for each additional committee (c) membership in excess of two

$10,000

Fee for each special Board meeting in excess of five per year

$2,000

Fee for each special committee (c) meeting in excess of five per year

$1,500

Chair retainer fees:

Chairman of the Board

$350,000 per year (d)

Audit and Conduct Review Committee

$40,000 per year

Governance and Nominating Committee

$20,000 per year

Human Resources Committee

$25,000 per year (e)

Risk Review Committee

$25,000 per year (e)

  The Pension Fund Society of the Bank of
Montreal

$15,000 per year

A travel fee: $1,500 per trip to a
meeting(s) where (i) a director’s principal residence is two or more time zones from the meeting location; or (ii) a director must cross a country border from their principal residence.

(a)
We only pay non-employee directors. They are also reimbursed for expenses incurred in attending board and committee meetings.

(b)
Subject to election by directors to take all or a portion of the cash retainer in additional Shares or DSUs.

(c)
Includes meetings of the Board of Directors of The Pension Fund Society of Bank of Montreal.

(d)
Includes the directors’ annual retainer fee and all committee membership fees.

(e)
Increased to $40,000 per year effective fiscal 2013.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of their annual retainer fee in either Shares or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Until the minimum shareholding is achieved, a director must take all remuneration paid to him or her in the form of Shares or DSUs. Under the prior fee structure, directors were required to hold at least six times their annual retainer in Shares or DSUs. The amounts, however, under the prior and new fee structures, are equivalent based on the current retainer amounts.

Directors receive a minimum of $100,000 of their $175,000 annual retainer fee in either Shares or
DSUs. They may also elect to take all or a part of the cash portion of their annual retainer fee in additional Shares or DSUs. This election also applies to any fees for chair retainers, special meetings and travel. For 2012, 10 of the
12 non-employee director nominees received all of their remuneration in Shares or DSUs.

Shares and DSUs Owned by Non-employee Directors

As at February 28, 2013:

•

Total Shares: 111,525

•

Total DSUs: 295,186

•

Total Value of Shares: $7,161,020

•

Total value DSUs: $18,953,893

•

Total value Shares and DSUs: $26,114,913

(based on closing price of Shares on TSX of $64.21 on February 28, 2013).

As at October 31, 2012, all non-employee directors met the minimum share ownership requirements, except for Ms. Babiak, Mr. La Flèche and Ms. Brochu, who joined the Board on
October 23, 2012, March 20, 2012 and March 22, 2011, respectively.

What are Deferred Share Units?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and BMO Financial Corp.
receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Bank of Montreal Management Proxy Circular

16

Directors’ Compensation/Attendance

Directors’ Compensation for Fiscal 2012

The following table sets out compensation paid by the Bank and its subsidiary BMO Financial Corp. to non-employee directors who served as directors during fiscal
2012.

Director

Board retainer ($)

Committee Chair retainer ($)

Additional Committee fees ($)

Non- executive Chairman retainer ($)

Travel fee ($)

Other fees ($)

All other amounts ($)

Total ($)

Portion of fees taken in cash, Shares and/or DSUs ($)

Total DSUs value vested or earned (b) ($)

  DSU
Total ($)

Cash Total ($)

Robert M. Astley

175,000

25,000

10,000

3,000

213,000

Annual retainer: 50% in cash and 50% in DSUs. (a)

178,586

100,000

113,000

Janice M. Babiak (c)

14,583

1,500

16,083

100% in DSUs

16,083

16,083

–

David R. Beatty (d)

72,917

72,917

Annual retainer: 50% in cash and 50% in DSUs. (e)

173,672

41,667

31,250

Sophie Brochu

175,000

1,500

176,500

100% in DSUs

184,780

176,500

–

Robert Chevrier (d)

72,917

6,250

79,167

Annual retainer: 50% in cash and 50% in DSUs. (f)

70,656

41,667

37,500

George A. Cope

175,000

1,500

176,500

100% in DSUs

222,883

176,500

–

Christine A. Edwards

175,000

5,833

12,000

192,833

100% in DSUs

207,671

192,833

–

Ronald H. Farmer

175,000

8,750

15,833

3,000

202,583

100% in DSUs

289,449

202,583

–

David A. Galloway (g)

145,833

112,136 (h)

257,969

100% in DSUs (i)

357,854

257,969

–

Harold N. Kvisle

175,000

9,000

184,000

100% in DSUs

255,902

184,000

–

  Eric R. La Flèche
(j)

102,083

3,000

105,083

100% in DSUs

106,041

105,083

–

Bruce H. Mitchell

175,000

10,417

3,000

188,417

100% in DSUs

323,067

188,417

–

Philip S. Orsino

175,000

40,000

3,000

218,000

100% in DSUs

343,140

218,000

–

Martha C. Piper

175,000

11,667

12,000

198,667

Annual retainer: 50% in cash and 50% in DSUs. (k)

153,324

100,000

98,667

J. Robert S. Prichard (l)

72,917

8,333

204,167

3,000

40,795(m)

329,212

100% in DSUs

404,194

329,212

–

Guylaine Saucier

175,000

3,000

178,000

Annual retainer: 50% in cash and 50% in DSUs. (n)

212,822

100,000

78,000

Don M. Wilson III

175,000

14,583

10,500

2,000(o)

212,083

100% in DSUs

256,620

212,083

–

Total

2,260,417

125,000

41,667

350,000

69,000

154,931

–

3,001,014

  Total fees paid in
DSUs: 2,642,598 Total fees paid in Common Shares: 0 Total fees paid in cash: 358,416

3,756,744

2,642,598

358,416

(a)
Represents election for November 1, 2011 to December 31, 2011; for January 1, 2012 to October 31, 2012, Mr. Astley elected 100% DSUs.

(b)
Includes value at grant date of DSUs for compensation earned in fiscal 2012 and dividends paid on each director’s aggregate DSU holdings in fiscal 2012 in the form of additional DSUs. In the case of Mr. Galloway and Mr. Prichard, includes DSUs granted pursuant to the terms of a plan offered to directors of BMO Financial Corp. (converted to Cdn $ in accordance with notes (i) and (m) below).

(c)
Effective October 23, 2012, Ms. Babiak was appointed to the Board of Directors.

(d)
Effective March 20, 2012, Messrs. Beatty and Chevrier retired as members of the Board.

(e)
Represents election for November 1, 2011 to December 31, 2011; for January 1, 2012 to March 20, 2012, Mr. Beatty elected 100% DSUs.

(f)
Represents election for November 1, 2011 to December 31, 2011; for January 1, 2012 to March 20, 2012, Mr. Chevrier elected 100% DSUs.

(g)
Effective March 20, 2012, Mr. Galloway retired as a director and as Chairman of the Board.

(h)
Includes US$110,000 received by Mr. Galloway in compensation for serving as a director of BMO Financial Corp. during fiscal 2012. Such amount was paid in US $ and converted for purposes of this disclosure to Cdn $ at the rate of exchange at the grant dates of US$1.0227 = Cdn $1.00 at January 13, 2012, US$0.9984 = Cdn $1.00 at April 13, 2012, US$1.0181 = Cdn $1.00 at July 16, 2012, US$0.98 = Cdn $1.00 at October
15, 2012.

(i)
Based solely on service on the Bank of Montreal Board of Directors. As indicated below under “Compensation from Subsidiaries/Affiliates”, Mr. Galloway earned an annual retainer of US$110,000 for serving as a director of BMO Financial Corp. and received US$20,000 of that annual retainer in DSUs.

(j)
Effective March 20, 2012, Mr. La Flèche was appointed to the Board of Directors.

(k)
Represents election for November 1, 2011 to December 31, 2011; for January 1, 2012 to October 31, 2012, Dr. Piper elected 100% DSUs.

(l)
Effective March 20, 2012, Mr. Prichard was appointed Chairman of the Board.

(m)
Includes US$40,795 received by Mr. Prichard in compensation for serving as a director of BMO Financial Corp. since July 2012. Such amount was paid in US $ and converted for purposes of this disclosure to Cdn $ at the rate of exchange at the grant dates of US $1.0181 = Cdn $1.00 at July 16, 2012 and US$0.98 = Cdn $1.00 at October 15, 2012.

(n)
Represents election for November 1, 2011 to December 31, 2011; for January 1, 2012 to March 20, 2012, Mme. Saucier elected 100% DSUs.

(o)
Reflects a Board meeting fee from April 26, 2011 that Mr. Wilson III was not compensated for in fiscal 2011.

17

Bank of Montreal Management Proxy Circular

Directors’ Compensation/Attendance

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending board and committee meetings. During fiscal 2012, Mr. Galloway and Mr. Prichard were the only non-employee Bank directors who were paid for serving as directors of a Bank subsidiary or affiliate.
Mr. Galloway and Mr. Prichard were directors of BMO Financial Corp., our U.S. bank holding company. Mr. Galloway was paid an annual retainer of US$110,000, of which US$20,000 was in DSUs and Mr. Prichard, who became a director in July
2012, took his pro-rated annual retainer fee of US$41,099 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Non-Officer
Director Stock Option Plan

The granting of options under the Non-officer Director Stock Option Plan was discontinued effective November 1,
2003. See page 65 for a description of the plan. There are currently no options outstanding under this plan.

The table below shows the non-employee
directors who had unexercised option awards as at October 31, 2012.

Option-based Awards

Name

  Number of Securities
 underlying unexercised
Options

Option Exercise Price (a)

  Option Expiry
Date

Value of Unexercised Options (as at October 31, 2012) (b)

Philip S. Orsino

3,000

$43.25

February 28, 2013

$47,310.00

J. Robert S. Prichard

3,000

$43.25

February 28, 2013

$47,310.00

Guylaine Saucier

3,000

$43.25

February 28, 2013

$47,310.00

(a)
“Option Exercise Price” is the closing price of Shares on the TSX on the trading day immediately preceding the grant date of the option.

(b)
The value of unexercised in-the-money options is equal to the difference between the Option Exercise Price and the closing price of the Shares on the TSX on October 31, 2012
($59.02 per Share).

  Directors’ Attendance for Fiscal 2012
The table below shows a summary of directors’ attendance for fiscal 2012.

Summary of Attendance of Directors

 Board   (20
meetings)

 Audit and Conduct Review
 Committee   (6
meetings)

Governance & Nominating Committee (8 meetings)

 Human Resources Committee
(8 meetings)

 Risk Review Committee
(10 meetings)

 The Pension Fund Society of the Bank of Montreal Board of Directors
(4 meetings)

TOTAL

#

%

#

%

#

%

#

%

#

%

#

%

%

ASTLEY

20

100

1/1 (a)

100

8

100

8

100

10

100

–

–

100

  BABIAK
(b)

1/1

100

1/1 (c)

100

–

–

–

–

–

–

–

–

100

  BEATTY
(d)

8/8

100

–

–

–

–

2/3

67

3/4

75

–

–

87

BROCHU

20

100

6

100

–

–

–

–

–

–

–

–

100

  CHEVRIER
(d)

8/8

100

3/3

100

–

–

–

–

–

–

2/2

100

100

COPE

19

95

–

–

–

–

7

88

–

–

–

–

93

DOWNE

20

100

6 (e)

100

8 (e)

100

8 (e)

100

10 (e)

100

–

–

100

EDWARDS

20

100

2/2 (f)

100

–

–

8

100

10

100

2/2 (g)

100

100

FARMER

20

100

6

100

5/5 (h)

100

8

100

–

–

4

100

100

  GALLOWAY
(i)

8/8

100

3/3

100

3/3

100

3/3

100

4/4

100

1/2

50

96

KVISLE

17

86

–

–

–

–

5

63

9

90

–

–

82

  LA FLECHE
(j)

11/13

85

3/3 (j)

100

–

–

–

–

–

–

–

–

88

MITCHELL

19

95

–

–

3/3 (k)

100

–

–

10

100

2/2 (k)

100

97

ORSINO

20

100

6

100

8

100

–

–

–

–

–

–

100

PIPER

20

100

6

100

8

100

–

–

–

–

–

–

100

  PRICHARD
(l)

20

100

3/3 (m)

100

8

100

5/5 (n)

100

10

100

2/2 (n)

100

100

SAUCIER

19

95

6

100

–

–

–

–

9

90

–

–

94

  WILSON
III

20

100

–

–

5/5 (o)

100

8

100

10

100

2/2 (o)

100

100

Average Percentage

97%

100%

100%

93%

97%

94%

96%

(a)
Mr. Astley attended the December 5, 2011 Audit and Conduct Review Committee meeting as an invitee.

(b)
Effective October 23, 2012, Ms. Babiak was appointed to the Board of Directors of the Bank.

(c)
Ms. Babiak attended the October 22, 2012 Audit and Conduct Review Committee meeting as an invitee.

(d)
Effective March 20, 2012, Messrs. Beatty and Chevrier retired as members of the Board of Directors of the Bank.

(e)
Mr. Downe attended Board committee meetings during fiscal 2012 as an invitee.

(f)
Ms. Edwards attended the August 27, 2012 and October 22, 2012 Audit and Conduct Review Committee meetings as an invitee.

(g)
Effective March 20, 2012, Ms. Edwards was appointed to the Board of Directors of The Pension Fund Society of the Bank of Montreal.

(h)
Effective March 20, 2012, Mr. Farmer was appointed to the Governance and Nominating Committee.

(i)
Effective March 20, 2012, Mr. Galloway retired as Chairman of the Board of Directors of the Bank.

(j)
Effective March 20, 2012, Mr. La Flèche was appointed to the Board of Directors of the Bank and to the Audit and Conduct Review Committee.

(k)
Effective March 20, 2012, Mr. Mitchell ceased to be a member of the Governance and Nominating Committee and was appointed to the Board of Directors of The Pension Fund Society of
the Bank of Montreal.

Bank of Montreal Management Proxy Circular

18

Directors’ Compensation/Attendance

(l)
Effective March 20, 2012, Mr. Prichard was appointed as Chairman of the Board of the Bank of Montreal.

(m)
Mr. Prichard attended the May 22, 2012, August 27, 2012 and October 22, 2012 Audit and Conduct Review Committee meetings as an invitee.

(n)
Effective March 20, 2012, Mr. Prichard was appointed to the Human Resources Committee and to the Board of Directors of The Pension Fund Society of the Bank of Montreal.

(o)
Effective March 20, 2012, Mr. Wilson III was appointed to the Governance and Nominating Committee and ceased to be a member of The Pension Fund Society of the Board of Directors of Bank of Montreal.

More Disclosure About our Directors

To the Bank’s knowledge, as at February 28, 2013 or within the last 10 years, no proposed director of the Bank is or has been:

(a)
a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

except as follows:

Philip Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the CCAA.

19

Bank of Montreal Management Proxy Circular

Committee Reports

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 24 of this circular.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2012.

Report of the Audit and Conduct Review Committee

Members: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Ron Farmer, Eric La Flèche, Martha Piper, Guylaine Saucier

The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting and regulatory compliance programs. The Committee oversees the Bank’s internal controls as well as the performance of its internal and external audit and compliance functions. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) standards, and that each of
Mr. Orsino, Ms. Babiak and Mme. Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules.

In 2012, the Committee:

Financial reporting and internal controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards
(“IFRS”) and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•

  Evaluated the appropriateness of the Bank’s accounting and financial reporting, the effectiveness of the Bank’s internal control framework, the
Shareholders’ Auditors and the Corporate Audit function.

•

  Oversaw financial matters associated with the acquisition and integration of U.S.-based Marshall & Ilsley Corporation (“M&I”) from an accounting, reporting, control and Corporate Audit perspective.

Compliance and Governance

•

Approved the Committee’s Charter; the Corporate Audit Mandate; and Corporate Policies and Procedures relating to Anti-Money Laundering and Anti-Terrorist
Financing and Sanctions Measures Program, disclosure, financial governance, privacy of personal information and related parties; and recommended the Board’s approval of revisions to FirstPrinciples – the Bank’s Code of Business
Conduct and Ethics.

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on material legal and compliance matters, significant legislative and regulatory developments and material transactions with related parties, litigation reports, and the Bank’s implementation of IFRS.

•

  Reviewed an independent third party’s reports on the Finance function (final) and the Compliance function (interim). Such reviews are undertaken periodically as a matter of good governance.

•

  Monitored correspondence with regulators, current market issues and legal and regulatory developments having an impact on the Bank’s operations.

•

Received regular updates on Technology and Operations initiatives.

•

Met at each meeting in private with each of the Shareholders’ Auditors, Chief Auditor and General Counsel.

Strategic matters

•

Welcomed two new Board members: Eric La Flèche (President and Chief Executive Officer, Metro Inc.), who was elected as a director at the previous annual meeting of Shareholders, and Jan Babiak (Corporate Director), who was appointed as a director in October 2012.

The Committee is
satisfied that it has fulfilled its mandate for the year ended October 31, 2012. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Philip S. Orsino

Chair

Bank of Montreal Management Proxy Circular

20

Committee Reports

Report of the Governance and Nominating Committee

Members: Martha Piper (Chair), Robert Astley, Ron Farmer, Philip Orsino, Robert Prichard, Don Wilson III

The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board committees and directors.

In 2012, the Committee:

Director Assessments and Board Composition

•

Evaluated the composition, size, competencies and skills of the Board and Board committee members and oversaw a Board renewal process that resulted in the election of Eric La Flèche to the Board at the 2012 Annual Meeting of Shareholders and the appointment of Jan Babiak as a director in 2012, each of which were in response to specific identified criteria and with the assistance of an independent search firm.

•

Developed a Board Diversity Policy to promote optimal and effective Board composition, including a gender goal of no less than one third of independent directors of each gender. The policy, which reflects leading best practice, was adopted by the Board. The full text of the policy is available at www.bmo.com/corporategovernance.

•

Administered the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which were then used in the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs, and each Board committee.

•

Administered the peer review process for all existing directors and reviewed the overall results.

•

  Recommended the nominees to stand for election as directors at the Annual Meeting of Shareholders and recommended the Board committee members and chairs for appointment.

•

Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements and correspondence received from the Office of the Superintendent of Financial Institutions (“OSFI”). For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 24 of this circular or
www.bmo.com/corporategovernance.

•

  Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with
Guideline E-17 of OSFI.

•

  Monitored the Bank’s practices related to governance against emerging best practices including Board and Shareholder engagement matters.

•

Developed and recommended to the Board a Board policy on interlocking directorships limiting to two the number of directors who may sit on the same public company board and requiring the consent of the Committee in excess of two. The Board adopted the policy.

•

Recommended to the Board an optional comprehensive and balanced director education program developed in conjunction with the Bank’s Institute for Learning consisting of (i) didactic learning via electronic medium, (ii) self-directed learning, and (iii) issues-based learning via group discussion. The Board adopted the program.

•

Evaluated Shareholder proposals submitted for the 2013 Annual Meeting of Shareholders.

•

Undertook a review of the Bank’s corporate governance documents (including the Board Mandate, the Board committee Charters, Position Descriptions and the
Board Approval/Oversight Requirements Corporate Policy and Guidelines), approved the Committee’s Charter and the orientation programs for new directors and Board committee members.

•

Reviewed reports from the Chair of BMO Financial Corp.’s Corporate Governance Committee.

Succession Planning

•

Administered the process for the appointment of Robert Prichard as the new Chairman of the Board at the 2012 Annual Meeting of Shareholders and the retirement of
David Galloway after eight years as Chairman.

•

Undertook a review of the Bank’s Board succession process.

Director Compensation

•

Reviewed the implementation of the “flat fee” director compensation fee structure, effective November 1, 2011, that is focused on providing simplicity, transparency and alignment with respect to the role of a director and the best interests of the Bank.

•

Recommended fee increases for the chairs of the Human Resources Committee and Risk Review Committee effective November 1, 2012 to reflect the increased responsibilities of these roles, which increases were approved by the Board.

The Committee is satisfied that it has fulfilled its
mandate for the year ended October 31, 2012. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Martha C. Piper

Chair

21

Bank of Montreal Management Proxy Circular

Committee Reports

Report of the Human Resources Committee

Members: Robert Astley (Chair), George Cope, Christine Edwards, Ron Farmer, Harold Kvisle (retired October 31, 2012), Robert Prichard, Don Wilson
III

The Human Resources Committee oversees human resources strategies, including compensation and talent management. As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in July 2012, and concluded the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices. Five members of the Committee are also members of the Bank’s Risk Review Committee.

In 2012, the Committee:

Compensation oversight and governance

•

Confirmed that compensation programs and practices align with the Financial Stability Board’s Principles, the related requirements of OSFI, and other jurisdictions in which we operate and worked with the Human Resources Committee of BMO Financial Corp. to enhance U.S. compensation programs to meet the U.S. Federal Reserve Guidance on Sound Incentive Compensation Policies.

•

  Reviewed material compensation programs with an independent advisor, and concluded these programs do not encourage excessive or inappropriate risk-taking.

•

  Enhanced the risk assessment the Committee uses when determining whether to apply downward discretion to the mid-term incentive plan payouts.

•

Reviewed the performance of the Committee’s independent advisor.

•

  Met without management present at the beginning and end of every regularly scheduled meeting, and met with the Committee’s independent advisor without management present.

CEO and Senior Executive compensation

•

Assessed the President and Chief Executive Officer’s (“CEO“) performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.

•

  Engaged the Committee’s independent advisor to conduct a CEO pay for performance review, which confirmed CEO pay was aligned to Bank performance.

•

  Approved annual performance assessments submitted by the CEO for the Bank’s eight most senior executives and approved their compensation.

Talent and succession planning

•

  Recommended to the Board senior executive appointments and reassignments, and reviewed appointments and reassignments of all other executives.

•

  Confirmed that comprehensive succession and talent management plans are in place for the CEO and key senior executives roles, and reviewed succession plans with the Board.

•

Continued to monitor leadership bench strength and talent strategies in key operating groups.

Strategic matters

•

Approved changes to the fiscal 2013 executive incentive pay metrics to reinforce alignment with the Bank’s business strategy and good governance by: 1)
including a new efficiency ratio that supports the enterprise-wide focus on productivity, and 2) introducing a new blended return on capital metric so that use and cost of capital is appropriately balanced with growth and profitability measures.

•

  Completed a review of the Bank’s executive equity compensation program. Beginning in 2013, stock option vesting will be extended to increase the alignment between compensation and prudent risk taking.

•

Approved changes to the 2013 Capital Markets compensation program to reinforce alignment with the Bank’s business strategy and good governance by: 1) fully allocating expenses to the incentive pool funding calculation, and 2) introducing a return on capital metric, similar to the one used for the Bank overall.

•

  Undertook a third party review of the Bank’s talent and succession processes, which confirmed that BMO’s succession practices are solid and mature, and exhibit leading practices.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2012. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Robert M. Astley

Chair

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22

Committee Reports

Report of the Risk Review Committee

Members: Don M. Wilson III (Chair), Robert Astley, Christine Edwards, Harold Kvisle (retired October 31, 2012), Bruce Mitchell, Robert
Prichard, Guylaine Saucier

The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to Risk Management Corporate Policies, and compliance with risk-related regulatory requirements.

In 2012, the Committee:

Identification and Management of Risk

•

Approved the Bank’s market risk profile, certain credit risk exposures and the credit policy exception process, limits delegated to management, the
Committee’s Charter, the Chief Risk Officer’s Mandate, risk-based demand for capital inclusion in the capital plan and assessments of capital adequacy, risk appetite statement and certain risk-related corporate policies.

•

Assessed the Bank’s credit, market, operational, reputational, and liquidity and funding risk profiles.

•

Reviewed allowances for credit losses, selected business unit strategies and products, core methods and procedures established by management to control key risks and align with regulatory and corporate audit requirements, various reports on risk management technology enhancements, a variety of stress test reports, and material outsourcing arrangements in satisfaction of OSFI Guideline B-10.

Strategic Matters

•

Considered presentations on the impact of the global economy on the industry and the Bank’s business units and risk profile, and received updates from management on various matters, including the Bank’s integration of M&I in the U.S. from a risk perspective, risk management practices compared to industry best practices, the Risk Management group strategy and resource plan, structured credit exposures, current and forecast capital and liquidity positions, and the Bank’s Internal Capital Adequacy Assessment Process.

Oversight and Governance

•

  Monitored risk matters discussed by the U.S.-based Risk Oversight Committee, emerging risk issues, the European debt crisis and prevailing global and North
American market conditions.

•

  Oversaw the review of the Bank’s risk organization, risk governance and various risk management practices on a regularly scheduled basis.

•

Met at each meeting in private with the Chief Risk Officer (“CRO”).

Regulatory Change

•

  Received updates from management on Basel III capital and liquidity regulatory reform as well as on risk and recovery plans developed, as required by OSFI.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2012. The mandate is contained in the
Committee’s Charter at www.bmo.com/corporategovernance.

Don M. Wilson III

Chair

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Bank of Montreal Management Proxy Circular

Statement of Corporate Governance Practices

Statement of Corporate

Governance Practices

At a glance

•

Our high corporate governance standards reflect emerging best practices and meet or exceed legal, regulatory, TSX and NYSE requirements

•

We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices

Overview

Governance is important - to our owners, our customers, our employees, the communities we operate in - and to us. It allows us to do a better job running our business, and it means that we comply with the laws and standards that apply to us. Good governance also makes sure ethical conduct is central to our business.

Good governance starts with
our Board of Directors. We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return.
Directors sit on committees that specialize in key areas: audit and conduct review, governance and nominations, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

I. Board
structure

At a glance

•

  Our Board’s role is to enhance Shareholder value, through a rigorous approach to accountability, performance and corporate governance

•

Regular assessment of the Board ensures it has the appropriate number of members and diverse expertise to make effective decisions

•

  The Board annually reviews written position descriptions for the Chairman of the Board, the President and CEO, Committee Chairs, and directors

Role of our Board

The Board supervises management of our business to enhance Shareholder value. The Board’s Mandate, on page 30, outlines its general responsibilities. The
Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to the Board committees.

The Governance and Nominating Committee
defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines, and practices to ensure they meet industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board
considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of fiscal 2013, there were 14 directors on the Board. Factors that are considered in determining Board size include the ability to ensure a high level of

engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors from diverse backgrounds and who reflect the changing population demographics of the markets in which the Bank operates, the talent available with the required expertise, and the Bank’s evolving customer and employee base. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors. The Board believes a smaller Board size is more effective while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. One director will not stand for re-election at our 2013 annual shareholders’ meeting on April 10, 2013. No additional person has been nominated, so 13 directors will stand for election at the 2013 meeting. The Board believes the Board’s size is appropriate and effective.

Directors are elected for a term of one year. Between Shareholder meetings, the Board may appoint additional directors, which it did in October 2012. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to (i) make effective decisions, (ii) staff Board committees appropriately, and (iii) plan for succession.

Key position descriptions

The Board reviews position descriptions (listed on our website) annually for the Chairman of the Board, committee chairs, and directors. The Board develops the position description for the President and Chief Executive Officer (“CEO”) with that person’s input and the Human Resources Committee approves it annually.

II. Independence

At a glance

•

  All nominees standing for election at the annual shareholders’ meeting are independent and unaffiliated except William Downe, President and CEO

•

  The independent Chairman of the Board allows the Board to operate independently of management and gives directors an independent leadership contact

•

In camera sessions attended by the independent directors are held at every Board and committee meeting

Director independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess if a director is independent. The Standards use criteria from the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”) and NYSE. The
Standards are on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and its affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers

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Statement of Corporate Governance Practices

these relationships keeping in mind both the importance to the Bank and also the importance to, and impact on, the people and organizations with which the director has a relationship.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and
Conduct Review Committee – as the CSA and NYSE require.

William Downe has a material relationship with the Bank because he is
President and CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors standing for election to the Board on April 10, 2013 are independent and unaffiliated. The Board’s policies limit inside directors to two.

All members of the Audit and Conduct Review Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. While we have lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that they are independent under the Standards.

Information on the director nominees standing for election is on pages 6 to 19, which includes other public company boards they serve on, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2012.

Board interlocks and outside board memberships

The Governance and Nominating Committee
monitors the outside boards our directors sit on to determine if there are circumstances which would impact a director’s ability to exercise independent judgment and to ensure each director has enough time to fulfill their commitments to us. An interlock occurs when two or more Board members are also board members of another public company. The Board has adopted a policy that no more than two directors may sit on the same public company board without the prior consent of the Governance and
Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, the Committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu who both sit on the board of BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out
interlocking board memberships of the Bank’s directors.

Company Name

Director

Committee Membership

BCE Inc.

Sophie Brochu

Audit Committee, Corporate Governance Committee

George Cope

N/A

Independent Chair

The roles of Chairman of the Board and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to shareholders. The position description for the Chairman of the Board, the full text of which is available on our website, sets out the Chairman’s key responsibilities, which include duties relating to setting Board meeting agendas in consultation with the CEO and chairing all Board meetings.

The Chairman provides leadership to directors and ensures the Board is independent from management.
Each Board meeting includes time for independent directors to meet with the Chairman, without management or non-independent directors present. Similar meetings also happen outside Board meetings, and discussion includes topics like succession planning and strategy. Each Board committee, during each of its meetings, also has a session without management present.

The Board has
established a process for the appointment or a change in the Chairman. That process, which is led by the current Chairman of the Board or, if he or she is being considered for reappointment, the Chair of the Governance and Nominating Committee,
includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person enjoying significant support. Under current Bank policies, the normal term will be for five years, with one possible renewal term for a maximum of three years. A renewal term would ordinarily require 75% support of the Board. As a result of this process, Robert Prichard was appointed as Chairman following his re-election at the 2012 annual shareholders’ meeting.

Other independence mechanisms

The Chairman and each committee chair can engage outside
consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and continuing education

At a glance

•

New directors learn about our business through one-on-one meetings with the heads of each of our principal business groups

•

The Governance and Nominating Committee is responsible for directors’ continuing education

New director orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. New directors receive an orientation manual explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The manual also has our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding
12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New members receive an orientation manual for each committee they sit on. They also have individual meetings with the committee chair and the head of the supporting corporate group.

Continuing director development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman of the Board, committee chairs, and the President and CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment and disclosure, and Canadian and U.S. securities law developments. Directors are encouraged to participate in relevant external education seminars at our expense.

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Bank of Montreal Management Proxy Circular

Statement of Corporate Governance Practices

The Governance and Nominating Committee, in conjunction with the Bank’s Institute for
Learning, has developed a director education program which provides a comprehensive and balanced learning experience consisting of (i) didactic learning via electronic medium; (ii) self-directed learning; and (iii) issues based learning via group discussion. Continuing education and development of our directors in 2012 is summarized on pages 14 and 15.

Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also given to all directors who are not on the committee. Directors are encouraged to attend at least two other committee meetings (for a committee they are not a member of) to better understand the issues we face.

IV. Strategic planning and risk oversight

At a glance

•

  Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans

•

The annual strategy session provides a forum for directors to give management constructive feedback on our strategic plans

•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic planning

The Board reviews and approves our strategic plans, including key initiatives, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups.

An annual strategy session helps directors better appreciate planning priorities and progress on strategic plans. Directors give management constructive feedback on our strategic plans and the session itself. Feedback from directors and management is key to planning the next year’s session. Directors receive updates on the progress of each principal business group’s strategic plans throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk framework is governed through a hierarchy of committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See page 23 for information on the responsibilities of the Risk Review Committee. Further information on our risk management framework including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits is set out on pages 75 to 92 of our 2012 MD&A (available on our website).

V. Ethical business conduct

At a glance

•

We have adopted a comprehensive code of conduct and ethics

•

  We foster a culture of ethical conduct, including by giving employees and officers a confidential forum to raise concerns and by treating all complaints with appropriate seriousness

FirstPrinciples (available on our website) guides our ethical decision-making and conduct by our directors, officers, and employees. It is reviewed annually by our Legal, Corporate and Compliance Group to ensure that it meets all legal requirements and best practices. Recommendations for amendments go to the Board for approval. The Audit and Conduct Review Committee must approve any waivers granted under FirstPrinciples, of which there have been none since inception.

Each year, every director, officer, and employee must sign an acknowledgement that they have read, understood, and complied with FirstPrinciples. We have an online learning program for new employees and online testing for all employees on FirstPrinciples.

The Board has implemented whistle-blower procedures for officers and employees to confidentially and anonymously report non-compliance with FirstPrinciples. Concerns about accounting, internal accounting controls, or auditing matters can also be raised confidentially and anonymously. We create a culture of ethical conduct by providing this forum for concerns and by treating all complaints with appropriate seriousness.

To ensure ethical
and independent decision-making, we have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board materials, and are not present for any discussions or related votes.

VI. Directors – becoming a director, sitting as a director, and resignation policy

At a glance

•

  Shareholders vote for individual directors – not for a slate of candidates – and directors who don’t get a majority of votes must offer to resign

•

Directors must offer to resign if they don’t attend at least 75% of meetings

•

  The Governance and Nominating Committee uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities

•

Individual directors evaluate the Board, its committees, and each other

•

Directors must hold eight times their annual cash retainer in common shares or deferred share units

•

Directors cannot hedge their Bank of Montreal Shares or other securities

Becoming a director – nomination and election of directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the shareholders. The Committee considers the need for skills to manage risks and opportunities faced by the Bank. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good busi-

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Statement of Corporate Governance Practices

ness judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. The Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

The policy on majority voting to elect directors is described on page 3. See page 15 for a skills matrix indicating the skills and expertise of each of the directors.

Sitting as a director

Directors’ areas of expertise by industry are shown in their biographies on pages 7 to 13.

Board tenure

Non-employee director nominees
on the Board average about seven years of service. Service ranges from less than a year to 20 years.

The Board approved a new approach
to its Director Tenure Policy in 2009, as refined in 2011, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors on the Board prior to January 1, 2010, may serve until the earlier of when they turn 70 or they have served 20 years. Directors added to the Board after January 1, 2010, may serve until the earlier of when they turn 70 or they have served 15 years. However, all directors will be allowed to serve at least seven years, regardless of their age. In addition, the Chairman of the Board may serve a full five year term as Chairman regardless of his or her age or how long he or she has been on the Board.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions, and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director compensation

The Governance and
Nominating Committee annually reviews and benchmarks directors’ compensation against its peer group to ensure it is competitive and consistent with the responsibilities of directors. The Committee recommended and the Board adopted a new flat fee structure starting in fiscal 2012 (see page 16 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 16 to 19.

The Board approved amendments to the director share ownership guidelines effective October 25, 2011 in conjunction with the adoption of its flat fee structure (see page 16). Each non-employee director must hold at least eight times the cash retainer portion of the annual fee in either Shares or deferred share units. Directors must take all remuneration in Shares or deferred share units until they meet this requirement. At January 31, 2012, all non-employee directors met the minimum share ownership requirements, except for Ms. Babiak, Mr. La Flèche and Ms. Brochu who joined the Board on
October 23, 2012, March 20, 2012 and March 22, 2011 respectively. Directors’ current Share and deferred share unit holdings are listed in the biographies on pages 7 to 13.

The Board has adopted a policy prohibiting directors from hedging their economic interest in Bank
Shares, securities or related financial instruments. A similar prohibition applies to senior executive officers.

Assessment of the
Board, directors, committees, and the Chair

Each director annually completes an anonymous Board self-assessment survey and has an annual one-on-one interview with the Chairman of the Board. The interview covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 15) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories such as business and management skills and capabilities.

The annual survey includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are compiled confidentially by an outside consultant. The Chairman of the Board receives the results of each director’s peer assessment and meets with each director to discuss them.

Each Board committee is separately evaluated through the annual survey.
The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The Governance and Nominating Committee assesses the Chairman annually, with input from each director on the Chairman’s performance, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their objectives and the standards of their position description. The Chairman of the Board discusses the results with each committee chair individually.

The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process.

Resignation policy

Directors must offer to resign if they:

•

change their principal occupation,

•

fail to receive a majority of votes for election at a Shareholder meeting, or

•

fail to meet the annual 75% meeting attendance requirement

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation.

VII. Committees of the Board

At a glance

•

The Board’s four committees each consist entirely of independent directors

•

The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, compliance with legal and regulatory requirements and the structure, resources and effectiveness of the finance and compliance functions. The Committee also reviews and assesses the qualifications, independence, and performance of the shareholders’ auditors.

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Bank of Montreal Management Proxy Circular

Statement of Corporate Governance Practices

It sets standards of business conduct and ethics for directors, senior management, and employees and reviews reports on environmental, social and governance issues. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each
member of the Committee is financially literate, as defined in CSA, SEC, and NYSE rules or standards. Jan Babiak, Philip Orsino, and Guylaine Saucier are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See page 20 for a report on this Committee’s membership and activities in 2012. Additional Information respecting this committee is set out in our 2012 Annual Information Form under “Audit and
Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. The Committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Committee reviews all Board committee charters, position descriptions, and the Board’s Mandate to ensure that they meet all regulatory requirements and best practices.

See page 21 for a report on this Committee’s membership and activities in 2012.

The Human Resources Committee—helps the Board perform its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. The
Committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. The Committee is responsible for ensuring the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk taking.

This
Committee works with a full-time executive responsible for talent strategies. The Committee annually reviews succession planning for the President and CEO and all senior executives. This includes a thorough review of potential successors’
capabilities and development plans. The Committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. The Committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the bank. In addition, the Committee assesses the enterprise’s culture, including diversity, inclusion and employee engagement.

See page 22 for a report on this Committee’s membership and activities in 2012.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. The Committee reviews the organizational structure, resources and effectiveness of the risk management function, our risk appetite statement, management’s evaluation of the performance of our risk rating systems, and, together with management, the effectiveness of our systems for calculating risk-based capital requirements. It also reviews and, as applicable, approves our risk management corporate policies, transactions involving a material amount of risk and the methods and procedures management uses to control key risks.

See page 23 for a report on this Committee’s membership and activities in 2012.

VIII.
Communications and shareholder engagement

At a glance

•

The management Disclosure Committee oversees the timely public release of material information about the Bank

•

Internal controls and procedures ensure material information is effectively communicated internally

•

Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy annually. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This
Committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous representation process to support the certifications by the President and CEO and the CFO on the adequacy of our financial disclosure. Almost 110 of our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Our
Shareholder Engagement Policy encourages open dialogue and the exchange of ideas with our shareholders. We communicate with Shareholders and other stakeholders through various channels, including the annual report, management proxy circular, quarterly reports, annual information form, news releases, website, and industry conferences. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of
Shareholders at different locations across Canada from year to year, with a live webcast, so all our Shareholders can participate.

Feedback from institutional Shareholders comes from one-on-one or group meetings and from informal surveys by our Investor Relations department.
Feedback from retail Shareholders usually comes by email or telephone. Our Investor Relations and Corporate Secretary’s departments reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XI., “Contacting our Board”.

IX. Compliance with NYSE standards

We are required to disclose any significant differences between our governance practices and those required by NYSE standards for U.S. domestic issuers of which only one difference exists. The NYSE requires Shareholder approval for all equity compensation plans and any material changes to such plans (with a few limited exceptions). This applies whether the securities in a plan are newly issued or bought over the open market.

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Statement of Corporate Governance Practices

In contrast, the TSX requires Shareholder approval of equity compensation plans only if they involve newly issued securities. Additionally, the TSX requires Shareholder approval every three years of plans that do not have fixed limits of Shares to be issued. If a plan includes procedures for amendment, the TSX requires Shareholder approval of amendments only if the plan specifically requires that approval or if the amendment does any of the following:

•

reduces the exercise price or extends the term of options held by insiders

•

removes or exceeds limits on insider participation

•

increases any fixed limit on the number of securities to be issued under the plan

•

changes the amendment procedure

X. Additional governance information

This
statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1
First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31,
2012. Copies of these are available from the
Corpo-

rate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at
www.sedar.com, and on the SEC website at http://www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate
Secretary’s department include:

•

FirstPrinciples, our code of business conduct and ethics

•

The Board Mandate and charters for each of the Board’s committees

•

Position descriptions for each of the Chairman of the Board, the committee chairs and the directors

•

Director Independence Standards

•

Statement of Disclosure Policy and Practices

•

Statement of Corporate Governance Practices

•

Shareholder Engagement Policy

•

Board Diversity Policy

XI.
Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1,
First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

E-mail: board.directors@bmo.com

29

Bank of Montreal Management Proxy Circular

Board Mandate

Board Mandate

The board of directors (the “Board”) of Bank of Montreal (the “Bank”) is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of
Directors’ Mandate and such other duties as necessary or appropriate, including:

1.   Culture of Integrity

1.1
approving and monitoring compliance with FirstPrinciples, the Bank’s code of business conduct and ethics; and

1.2
satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.  Governance

2.1
developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;

2.2
establishing appropriate structures and procedures to allow the Board to function independently of management;

2.3
establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;

2.4
evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution and independence of the Board and its members; and

2.5
approving and adhering to the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management.

3.  Strategic Planning Process

3.1
overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its Risk Appetite, emerging trends, and the competitive environment in the industry;

3.2
monitoring the implementation and effectiveness of the Bank’s approved strategic and operating plans;

3.3
reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4
approving all major corporate decisions and transactions.

4.  Risk Management and Internal Controls

4.1
ensuring processes are in place to identify the principal risks of the Bank’s businesses and ensuring the implementation of appropriate systems to measure and manage these risks;

4.2
reviewing and approving at least annually significant policies and practices that ensure respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.3
reviewing and approving at least annually the Bank’s organizational structure;

4.4
monitoring risk management activities for sufficient independence, status and visibility;

4.5
overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness; and

4.6
reviewing reports provided by management on the effectiveness of internal control over financial reporting.

5.  Communications and Public Disclosure

5.1
reviewing and approving the Bank’s significant disclosure documents including financial statements;

5.2
approving the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3
monitoring feedback received from the Bank’s stakeholders; and

5.4
ensuring a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s proxy circular and/or on its website.

6.  Evaluation and Succession Planning

6.1
overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent directors, the Chief Executive Officer and other senior managers;

6.2
establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3
approving the selection criteria for new directors, nominating directors for election, appointing board Committee
Members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and

6.4
establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the
chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

Bank of Montreal Management Proxy Circular

30

Indebtedness/Insurance/Normal Course Issuer Bid

Indebtedness of
Directors and Executive Officers

To the knowledge of the Bank, as at February 28, 2013, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, director nominees and executive officers of the Bank and its subsidiaries and their respective associates in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2013 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes ‘routine indebtedness’ as such term is defined by Canadian securities laws.

Purpose

To us or our subsidiaries ($)

Other

48,798,706

Directors’ and Officers’ Insurance

BMO has purchased, at its expense, directors’ and officers’ liability insurance for BMO and its subsidiaries. Two types of insurance policies are purchased and both expire on October 31, 2013. The first insurance policy is for non-indemnifiable loss (Side A) and covers individual directors and officers in circumstances where BMO does not, or is not permitted, to indemnify its directors and officers for their acts and omissions. This policy has a limit of $300,000,000 per policy year, no deductible and the annual premium is $1.5 million. The second insurance policy provides corporate reimbursement for indemnifiable loss (Side B) in the event that BMO indemnifies its directors and officers; and entity coverage for BMO itself (Side C). This policy has a limit of $150,000,000 per policy year, self-insured retention of $100,000,000 and the annual premium is $1.5 million.

Normal Course Issuer Bid

On January 30, 2013, we announced a
new normal course issuer bid, commencing February 1, 2013, and ending January 31, 2014, under which we may repurchase for cancellation up to 15 million BMO Shares, representing approximately 2.3% of the “public float” (as defined by the TSX) of our Shares. Shareholders may obtain a copy of the notice filed with the TSX, without charge, by contacting us at:

Bank of
Montreal

Corporate Secretary’s Department

100 King
Street West

1 First Canadian Place, 21st Floor

Toronto,
Ontario

Canada M5X 1A1

Telephone:

416-867-6785

Fax:

416-867-6793

Email:

corp.secretary@bmo.com

31

Bank of Montreal Management Proxy Circular

Shareholder Proposals

Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West,
Montreal, Québec, H2X 1X3 has submitted five proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:

Proposal No. 1

Pension Plans: Increased Disclosure of Oversight

It is proposed that the Board of Directors reassure shareholders and stakeholders each year that the pension plans provided by the Bank are managed in accordance with sound management best practices.

The Bank provides defined benefit and defined contribution pension plans.
Several concerns have been raised over the solvency and the management of such plans over the last few years. Based on the excellent document “20 Questions Directors Should Ask about their Role in Pension Governance” published by the
Canadian Institute of Chartered Accountants, we will describe the challenges of such plans for directors, shareholders and employees - in short, all stakeholders. Defined contribution pension plans are more and more used by organizations.

“With defined contribution pension plans, the members bear the investment risk. For that reason, conventional wisdom holds that defined contribution plans carry little (if any) investment liability and risk exposure for directors. This conventional wisdom is wrong. Directors bear responsibility because the sponsor is involved in the selection of investment managers, in the asset classes that are offered, and in confirming that the book value limit in foreign investments is not exceeded. Member education and monitoring of investment performance and choices are matters that warrant the Board’s ongoing attention.
Directors bear risks of litigation due to failure to educate members, or selection and retention of poor investments or managers.

Sponsors bear
the funding and investment risks for defined benefit pension plans. They must track the funded status and asset performance. Specifically, the need for additional contribution outlays may significantly affect the financial results of the sponsoring organization. Also, the tracking entails monitoring capital markets in Canada and in major markets abroad, as most plans invest close to the book value limit in foreign investments.”

“Ultimately directors are at risk, regardless of which type of plan their organization sponsors.”

According to a recent analysis of approximately 500 defined benefit pension plans in Canada and the United States by the credit rating agency DBRS, nearly two thirds of such plans during the last year were significantly underfunded.

An oral report and a certification of the plans’ soundness and quality of the Board of Directors’ oversight should be an agenda item at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT
SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE OBJECTIVE OF THE PROPOSAL IS ALREADY FULFILLED. THE BOARD OVERSEES A SOUND PENSION GOVERNANCE AND MANAGEMENT STRUCTURE AS DESCRIBED BELOW. PLAN MEMBERS RECEIVE REPORTING ON THEIR PLANS’
FINANCIAL STATE.

BMO helps its employees plan for retirement by sponsoring, administering and governing employee pension and retirement savings plans globally. With respect to pension plan governance, the oversight and decision making for these plans rests with the Board of Directors. The Board regularly monitors plan structure, design, investment policy, industry and jurisdictional competitiveness, affordability and administration. As described in its Charter, the Human Resources Committee of the Board makes recommendations to the Board on any new pension plans or changes to existing pension plans and receives reports from management regarding the plans status and valuations.
Corporate Human Resources and Finance jointly provide guidance and support to the Human Resources Committee and the Board of Directors in relation to this oversight role, including regular reports to the Board, jointly working to maintain the pension plans’ financial soundness, regulatory compliance and alignment with corporate objectives.

The Pension Fund Society
(“PFS”) of the Bank of Montreal is the Bank’s largest pension plan, and is a federally registered defined benefit (“DB”) plan. The PFS board of directors is comprised of four Bank Board members together with three senior officers of the Bank. The PFS Charter and by-laws provide that the PFS Board is responsible for overseeing the plan’s actuarial valuations and its financial position, the management and performance of the investments, systems and controls for monitoring the investments, compliance with regulatory requirements and approval of by-laws. The Bank Board provides a further oversight function by approving any by-law changes. The PFS communicates to active members and retirees by providing a customized annual statement as well as an overall annual report, both of which include information on the solvency ratio of the PFS, when required.

The Bank’s DB pension plans are funded according to regulatory requirements and actuarial standards to meet the obligations of the plans. The funded status of the plans is closely monitored and is reported to regulators and members as may be required. The Bank communicates DB financial information to Shareholders through its Annual Consolidated Financial Statements, and note 23 provides detailed information about pension plan funding, asset allocation, annual plan expense and sensitivity of assumptions. The note also describes changes in the estimated financial positions of our DB pension benefit plans year over year.

The Bank also sponsors defined contribution (“DC”) plans in many jurisdictions. These DC plans are subject to Board oversight, as well as regulatory requirements applicable to each plan’s jurisdiction. In respect of its Canadian DC plan, BMO administers the plan in accordance with relevant regulatory principles and it applies the Canadian Association of Pension Supervisory Authorities “Guidelines for Capital Accumulation
Plans”, which provide a uniform national standard for investment selection, member information and performance monitoring in DC plans. For its global plans, the Bank applies similar guidelines and regulatory principles as may be available and applicable to each plan.

The Bank believes that engaging members in their retirement plans helps them better understand and prepare for their retirement and that effective plan member communication enhances transparency, clarity, support and confidence in the plans. For all of its pension programs, BMO provides ongoing communication with members regarding their options and entitlements under their plans.

The Board’s oversight and active involvement in retirement plans, together with ongoing extensive communications with plan members and shareholders, illustrate BMO’s sound pension governance and management structure. Comprehensive disclosure in connection with BMO’s pension plans is provided to plan participants, and Shareholders receive disclosure of the financial accounting of the plans through the Bank’s financial statements. In addition, the Bank will enhance the existing disclosure by including in an appropriate publicly available annual document, a statement confirming the sound pension governance and management structure of the Bank’s pension plans. For these reasons the Board believes that the objective of the proposal is already adequately addressed.

Bank of Montreal Management Proxy Circular

32

Shareholder Proposals

Proposal No. 2

Fairness of Treatment with Respect to Pension Plans

It is proposed that the Board of
Directors adopt a policy of providing to all employees of the institution, irrespective of their level in the organization, the same type of pension plan (defined contribution or defined benefit). The pension plan would use the same basis for calculating the years of credited service, which would include only the fixed salary and be payable at a predetermined retirement age.

Presently, executives benefit from pension plans that are more favourable than the ones provided to other employees. The executive pension plan is often a defined benefit pension plan that provides for a pension amount determined in advance whereas the other employees contribute to a defined contribution pension plan where the income upon retirement depends, among other things, on the sums accumulated in the member’s retirement account and the interest rates at the time an annuity is purchased. Besides receiving fixed amounts upon retirement, the executives also often benefit from a preferential treatment with regard to years of credited service and a broader basis of calculation that includes their salary and variable compensation, in whole or in part.

Accordingly, in addition to receiving a compensation that is often not linked to the performance of the organization, socially unacceptable given the difficult economic context and unfair compared to the average compensation of employees of the organization, executives are still entitled to “extraordinary and discriminatory” benefits at retirement.

We propose that all employees of the Bank, irrespective of their level in the organization, contribute to the same type of pension plan using the same basis for calculating the number of years of credited service that includes only the fixed salary and payable at a predetermined retirement age. Such policy should apply to all new executives who would join this category of employees effective 2013.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE
PROPOSAL BECAUSE BMO HAS OPERATIONS GLOBALLY AND MUST PROVIDE PLANS WHICH MEET DIFFERENT JURISDICTIONAL REQUIREMENTS AND COMPETITIVE PRESSURES.

BMO
sponsors various retirement savings programs and pension plans for its employees in different jurisdictions. The programs are designed to help employees plan for their retirement, and allow BMO to compete for top talent having regard to regional differences in regulatory requirements and market practices.

All BMO executives employed by a specific corporate entity participate in the same retirement program or pension plan as any other employee of that corporate entity. Various caps, such as limits on pensionable earnings and contributions, have been implemented within the pension programs for the purposes of prudent financial management and sustainability. BMO’s Named Executive Officers may be subject to higher caps on earnings and contributions, as they also participate in supplemental pension programs. These supplementary programs are consistent with industry standards and permit BMO to successfully compete for talent. Details about the pension plans in which each Named Executive Officer participates are provided in the BMO management proxy circular starting on page 52.

The Board of Directors believes that the shareholder proposal would unduly restrict BMO’s ability to maintain competitive compensation practices globally.

Proposal No. 3

Parity Between Women and Men in Senior Management Positions

It is proposed that the Board
of Directors undertake to make every necessary effort to ensure that 50% of executives are comprised of women within five years.

For
several decades now, a critical mass of women have been graduating from our higher education institutions in a very large number of disciplines. Moreover, women have been holding senior positions for several decades, but are having a hard time breaking through the glass ceiling or getting off the sticky floor. Talent, experience and willpower being present, we believe that both psychological and actual barriers exist within our institutions to their access to senior management positions:
conscious or unconscious barriers of certain male executives, lack of policies fostering a better work-life balance, and few efforts to develop mentoring and sponsorship programs that would help support and develop female talent within organizations, etc.

By not offering incentives to increase female representation in senior management positions, the Bank deprives itself of the added value of equal representation of both sexes in terms of complementarity of vision and quality it can offer.

We propose that the Board of
Directors undertake to achieve parity within five years and disclose, in its annual report or at the annual general meeting, measures taken to achieve such goal and the results obtained.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE ITS OBJECTIVE IS ALREADY BEING ADDRESSED. DIVERSITY GOALS, INCLUDING HIRING AND DEVELOPING WOMEN ARE ALREADY AN INTEGRAL
PART OF BMO’S SENIOR LEADERSHIP PLANS AND DIVERSITY STRATEGIES.

At BMO, diversity and inclusion are part of our core values. BMO has been a leader in promoting diversity in the workplace for two decades, and it is something we work at constantly. In 1991, a pioneering task force set out BMO’s commitment to creating an equitable workplace and established the Bank’s reputation as a leader in diversity. Since that time we have been recognized repeatedly for our efforts.

In 2012, BMO renewed its diversity and
inclusion strategy, and set ambitious goals and business action plans for all key diversity segments, including our diversity performance with regard to women in senior roles.

While BMO is currently a leader among Canadian financial institutions for representation of women executives at 34%, its goal is to increase the representation of women in senior and executive roles to achieve greater representation of women at the executive level and we are taking action to achieve that goal. BMO provides high-potential women with extensive opportunities for professional development, including access to networking, mentoring and sponsorship. BMO continually seeks opportunities to hire talented women, and actively accelerates the development of its most promising female executives and emerging leaders – and provides them with bold, cross-group moves to prepare them to take on more senior leadership roles in at BMO.

BMO supports its diverse
workforce through comprehensive work-life balance programs that include “People Care Days” (i.e., paid time off for personal matters that cannot be scheduled outside of work hours), flexible work arrangements that provide employees the opportunity to work offsite, shortened work weeks or job sharing, and LifeWorks: an extensive set of resources to help employees be productive on the job and care for loved ones while meeting personal needs.

33

Bank of Montreal Management Proxy Circular

Shareholder Proposals

BMO’s commitment to gender diversity starts with the Board of Directors. In 2012, BMO’s
Board of Directors adopted a Diversity Policy which included the goal of board composition in which each gender comprises no less than one-third of the independent directors. BMO’s Board currently exceeds that goal as women comprise 38% of the
Board. In further acknowledgment of achievements in this area, also in 2012, BMO signed the Catalyst Accord calling for the overall proportion of women in FP500 board seats to increase to 25% by 2017, and was recognized as one of
Canada’s Top Ten employers, in part due to its strides advancing greater gender diversity in the workplace.

In light of
management’s goals and ongoing achievements in this area, the Board does not believe it is necessary to impose any specific targets on management.

Proposal No. 4

Fairness Ratio

It is proposed that the chief executive officer’s compensation not exceed thirty (30) times the average salary of the Bank’s employees, excluding executives.

Since its foundation, MÉDAC has been continually denouncing increases of executive compensation not linked to the performance of the organization. MÉDAC also denounces the components of such compensation, including bonuses and stock options, which, given their importance in the global compensation, encourage excessive risk-taking or short-term instead of long-term decision making, which leads to asset sales, plant closures or lay-offs merely to enhance short-term profitability and in turn, variable compensation of executives. In his book The Price of Inequality, Joseph E. Stiglitz, winner of the Nobel Prize in economics, says that:

“One of the problems we’re talking about... is that we have large corporations where the
CEOs often run the corporation for the benefit of them and their group around them and not for the benefit of the shareholders. That’s 21st century capitalism.”

MÉDAC has been deploring for several years the unjustifiable ratio between the compensation of several executives of our financial institutions and their employees’ median compensation. For many, the excessive compensation of executives is one of the causes that led to the last financial crisis and fueled the resentment of a large part of the population towards the wealthiest in our society.

Therefore, it is essential to return to real values that should underlie the compensation of every employee, i.e. qualifications, experience, teamwork, and quantitative and qualitative goals related to their position, and be focused on long-term value generation for shareholders and the corporation as a whole.

In this regard, a ratio of 30 times the median compensation of employees, excluding executives, (… or excluding the five highest paid employees), would limit significantly the chief executive officer’s salary to approximately 3 million dollars per year.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE
THE BOARD BELIEVES BMO’S APPROACH TO CEO COMPENSATION DESIGN IS APPROPRIATE, REASONABLE AND ALIGNED WITH THE BANK’S PERFORMANCE.

The Board
shares the concern that CEO compensation be appropriate and takes steps to ensure it is linked to the performance of the Bank. It does not believe that adding a ceiling based on the average bank employee’s salary would be in the best interest of the Bank or its Shareholders.

Variable compensation is the largest component of the CEO’s compensation (comprising 87% of his target compensation) to reflect responsibility for the short-, mid-and long-term success of the Bank. The variable compensation is based on Bank and Shareholder results and individual performance against predetermined performance targets and individual objectives. Each year targets and individual objectives are established and approved by the Board to support the long-term strategy of the Bank and take into consideration the
Bank’s risk-tolerance. At the end of the year, the Board determines the CEO’s pay based on actual performance against targets and his performance against individual objectives. Comprehensive disclosure of the Board’s disciplined approach to executive compensation is provided in the Compensation Discussion and Analysis starting on page 36 of the circular and the CEO’s compensation arrangements are disclosed on pages 52 to 53 of the circular.

CEO compensation is approved by our Board. In addition, to assist the Board in determining reasonability of CEO pay, the Board has an independent and unaffiliated compensation advisor. The Board engages the independent compensation advisor to conduct studies to make sure the CEO pay is aligned with the Bank’s performance, relative to its peers.

The Board of Directors believes that the shareholder proposal of capping CEO compensation does not permit the Board adequate discretion to properly evaluate and compensate the CEO. Shareholders have an opportunity to review and voice their say on the structure of the CEO’s pay through the “Say on Pay” advisory vote.

Proposal No. 5

Report of
Discussions at Annual General Meetings and Increased Dialogue with Shareholders

It is proposed that the Board of Directors adopt the
practice of publishing electronically a summary report of the discussions held at, and the matters brought up before, the annual general meeting in the following four months.

Few communications are sent to shareholders regarding concerns and questions raised by other shareholders at annual general meetings, since minutes of the annual general meetings merely state that a question period was held.

Contrary to significant shareholders and analysts who have periodic and structured communication channels (conference calls)
with the institution’s executives, small shareholders have very few platforms to exchange with the institution, the most important being the annual general meeting. Such question periods allow shareholders to share their concerns and expectations with regard to senior management and the Board of Directors and to get their feedback, answers and commitment to remedy situations.

To ensure that shareholders are kept informed of such discussions, we propose that a summary report be written in plain language and posted on the Web site of the institution within four months of the meeting. The section of the Web site dedicated to Dialogue with Shareholders should contain an interactive box of questions and answers in order to foster a sustained dialogue throughout the year.

All codes of good governance encourage publicly-traded companies to provide more transparent disclosure and to promote a more sustained and permanent dialogue with their shareholders. The adoption of such a disclosure practice would enhance the Bank’s achievements in this regard.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO’S SHAREHOLDER COMMUNICATION PRACTICES SURPASS THE REQUEST IN THE
PROPOSAL.

Following each annual meeting of Shareholders, BMO posts an archive of the live webcast of the meeting including the question period. It is available online at: www.bmo.com/ir. The archive is available so that Shareholders have the opportunity to hear in full all of the questions and answers provided at the meeting. The Board believes this is a more accurate reflection of the question period than the proposed summary.

Bank of Montreal Management Proxy Circular

34

Shareholder Proposals

Shareholder engagement is important to the Board of Directors and management and BMO’s
Shareholder Engagement Policy outlines the various means for Shareholders to engage in a dialogue. In addition to the question and answer period during annual meetings of Shareholders, these methods of dialogue include mail or e-mail communication with independent directors, the CEO, the Investor Relations Department, Shareholder Services, the Executive Vice President and General Counsel, and the Office of the Ombudsman. Mail and e-mail addresses for each of the foregoing departments and individuals are provided in the Shareholder Engagement Policy which is available online at: www.bmo.com/corporategovernance.

Shareholders may ask the Chairman of the Board for a meeting with directors, which request will be considered in consultation with the Corporate
Secretary. In addition, Shareholders may provide their views through individual or group meetings with management, or participate in informal surveys.

The Board and Management communicate with Shareholders through BMO’s annual and quarterly reports, management proxy circulars, annual information forms, environmental, social and governance reports and public accountability statements, news releases, BMO’s website, and through presentations at industry and investor conferences. Management also holds conference calls for quarterly earnings and major corporate developments as soon as practical after they are publicly released. All these calls are available in real time and in archives at
www.bmo.com/ir.

NEI Investments of Vancouver, British Columbia, and Mr. William Davis of Toronto, Ontario co-filed a proposal requesting that the Human Resources Committee of the BMO Board of Directors provide a report to shareholders assessing the risks and results of basing senior executive compensation on horizontal comparison with peer companies, and discussing the potential to integrate vertical comparison metrics, such as average employee compensation, in its approach to setting total compensation. The proposal was withdrawn in light of BMO’s commitment to explore the issues raised in the proposal and to advise the proponents periodically on the progress of the review.

35

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Compensation Discussion and Analysis

Bank of Montreal’s vision is to be the Bank that defines great customer experience. Its guiding principle is to drive top-tier total shareholder return (“TSR”) and balance its commitments to financial performance, customers, employees, the environment and the communities where we live and work.

This section of the circular describes how BMO’s compensation policies and structure support this vision, without encouraging excessive or inappropriate risk-taking.

Bank of Montreal Management Proxy Circular

36

Compensation Discussion and Analysis

Message from the Chair of the Human
Resources Committee

The Human Resources Committee oversees executive compensation as part of its responsibilities at BMO. We have written this Compensation Discussion and Analysis to help you understand our approach to pay for performance, the process behind our decisions and to help you with your own decision about the ‘say-on-pay’ vote this year.

2012 performance and awards

The Board was very pleased with
Mr. Downe’s leadership this year and continues to be very satisfied with the leadership he has exhibited over his tenure. We believe he and his team have positioned the Bank well for continued growth in a very competitive environment.

Key successes were integrating M&I, improving the Bank’s technology architecture, building the North American platform and management processes and continuing to move along the path to greater efficiency.

The Bank had strong financial results, including
record net income (which reflects its progress and the value of its expanded North American footprint). Earnings grew markedly relative to last year and at a faster rate than most of our Canadian banking peers — the result of good execution and a well-defined strategy, furthered by an ongoing effort to occupy a differentiated position in the minds of customers. But slowing organic revenue growth relative to the Bank’s cost of doing business affected earnings.

  2012 results   Net Income after tax: up 35%   Return on equity: up 80 basis points
 Revenue: up 16%   Earnings per share: up 27%
 3-Year TSR: 10.8% annualized   1-Year TSR:
5.2%

Mr. Downe’s effective leadership yielded strong absolute and relative results. Nevertheless, funding for all incentive pools was down this year because performance was below the challenging growth goals we established early in fiscal 2012, which were directly linked to the Bank’s strategic objectives.

This year’s compensation decisions are a tangible illustration of our approach to pay for performance. The goals we set were aggressive but fair, and as a result total direct compensation awarded to Mr. Downe and all of the other Named Executive Officers (“NEOs”) was lower than target, and lower than last year.

2012 Total direct compensation

Change from 2011

Compared to target compensation

W.A. Downe

$9,204,000

-7%

-3%

  Turn to page 49 for a detailed discussion of results against targets, and the effect this had on our decisions about compensation this year. Discussions for each of the NEOs start on page 52.

Linking pay to performance

We periodically conduct a study to make sure our CEO pay is aligned with company performance. This year, our independent advisor analyzed CEO realizable pay and TSR compared to our peer banks over one, three and five year periods. The study informed us that our CEO’s compensation is appropriately aligned with the performance of the overall Bank, and that over the five years both pay and performance are below the median.

The chart below shows five-year CEO realizable pay relative to five-year TSR for the five largest Canadian banks. The chart is for 2007 to 2011 only, because 2012 peer compensation data was not available at the time of the analysis. Overall, realizable pay was the lowest among peer banks, while TSR ranked fourth out of five.

The independent advisor noted that Mr. Downe’s realizable pay was below that of the CEOs of our peers mainly because:

•

his in-the-money stock option value was low reflecting relatively low Share price appreciation

•

his target pay level was lower, reflecting the relative size of the Bank

•

his target pay structure and the challenging performance targets reduced awards

•

his realizable pay includes one year of equity awards granted prior to his appointment as CEO

Company

Annualized TSR

Annualized Realizable Pay (a)

Bank of Montreal

1.9%

$6.1MM

Peer A

6.8%

$13.5 MM

Peer B

5.5%

$8.6 MM

Peer C

3.5%

$8.6 MM

Peer D

1.8%

$8.4 MM

(a)
Realizable pay is base salary plus the annual incentive actually earned and for equity granted during the five year period, the value of restricted share units with no dividend accumulation at the end of the period, the value of voluntarily deferred share units at their original grant value, the value of in-the-money stock options, and actual or estimated payouts of performance share units. Since realizable pay looks at the actual or estimated value of compensation after it is awarded, it is an appropriate method for assessing the impact of performance on our compensation decisions. Note: Realizable pay is calculated prior to any compensation foregone at the
CEO’s request.

Linking pay to Shareholder value

We also compared the current value of Mr. Downe’s compensation for each of the last five years with the value of a Shareholder investment for the same period. This comparison showed that the actual value of compensation Mr. Downe received has been less than the value that would have been received by our Shareholders. Turn to page 52 for complete details of this analysis.

Effective oversight

These strong pay for performance linkages are a direct result of the effective oversight by the Committee, which is comprised of six directors who have the experience necessary to make the challenging decisions associated with executive compensation.

37

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

We have a formal process for overseeing BMO’s compensation policies and practices, receiving advice from an independent consultant and working with two management committees that are focused on compensation and risk oversight (see page 39 for information about these committees).

Our compensation programs are aligned with the Financial Stability Board’s Principles for Sound Compensation Practices (“FSB
Principles”) and the requirements of OSFI and of other jurisdictions. In the United States our programs are aligned with the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies. As a bank with a global footprint, we also meet international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

  Turn to page 39 for more about the Committee, our experience and our approach to managing risk.

Disciplined approach

We have
four compensation principles we believe are important for driving the Bank’s success and improving Shareholder value:

•

link compensation to Bank performance

•

encourage a long-term view to increase Shareholder value

•

align with prudent risk-taking

•

attract and retain executive talent

Our
starting point is strategy. BMO’s vision is to be the bank that defines great customer experience. Its aim is to deliver top-tier Shareholder return and balance our commitments to financial performance, customers, employees, the environment and communities. BMO’s strategy, which you can read about in our 2012 Annual Report, includes five strategic priorities:

•

achieve industry-leading customer loyalty by delivering on our brand promise

•

enhance productivity to drive performance and Shareholder value

•

leverage our consolidated North American platform to deliver quality earnings growth

•

expand strategically in select global markets to create future growth

•

ensure our strength in risk management underpins everything we do

Executives all have clear accountability for the achievement of goals directly linked to these priorities. The Committee’s role is to make sure compensation is directly linked to the achievement of these goals
– that executives are paid more when performance against the goals is strong, and less when performance is weak – without encouraging excessive or inappropriate risk-taking. We do this by giving a significant weight to variable and deferred compensation.

We evaluate our compensation program every year, and this year made several enhancements, including:

•

introducing new performance metrics to reinforce the alignment with the Bank’s business strategy and good governance

•

continuing to apply a grant multiplier to our executive’s variable compensation that is tied to an increase or decrease in our 3-year historical relative
TSR versus peers. This has the same economic impact as applying performance metrics at time of vesting and payout

•

formalizing the risk criteria we use when determining whether to use discretion to reduce the size of payouts from the mid-term incentive plan (for example, credit losses, financial losses and key indicators of operational, market, compliance and reputational risk)

•

extending vesting in the stock option plan starting in 2013 (from 25% each year for four years to 50% in the third and fourth years) to increase the alignment between compensation and prudent risk taking

•

reinforcing long-term performance and Shareholder alignment by reducing the use of stock options, and replacing them with deferred stock units, which cannot be redeemed until the executive leaves the Bank

These enhancements helped us achieve the pay for performance alignment described above.
You can read about these and other changes on page 42.

  Turn to page 47 for more about our process, and how we link compensation to the achievement of our strategic priorities.

BMO’s business performance was very good this year, in a competitive and challenging environment. While it did not quite meet the challenging goals set for the incentive plans, the Board was very pleased with Mr. Downe’s leadership and believes the Bank is well positioned for continued growth.

The Committee is satisfied with the results of this year’s compensation decisions. We believe that compensation is effectively aligned with performance, Shareholder interests and our peers, and this has been confirmed by our analysis this year, feedback from you, our Shareholders, and from our say-on-pay results.

We are confident that the 2012 compensation awards, and the measures they were based on, are a fair reflection of the year’s achievements.

Robert M. Astley

Chair

Bank of Montreal Management Proxy Circular

38

Compensation Discussion and Analysis

1.
Compensation Governance and Oversight

The Human Resources Committee of the Board establishes and oversees the Bank’s compensation plans.

Six independent directors sit on the Committee. The average tenure is 6.7 years. See pages 7 to 13 for biographies of the directors, and page 22 for more information about the Committee and its activities in 2012.

On the Committee since

Robert M. Astley (Committee Chair)

2004

George C. Cope

2010

Christine A. Edwards

2011

Ronald H. Farmer

2003

J. Robert S. Prichard (Chairman of the Board) (also a member from 2000-2010)

2012

Don M. Wilson III

2009

Committee members are required to have, or to acquire within a reasonable period of time after being appointed, a thorough understanding of issues relating to human resources and compensation so that the Committee has the expertise it needs to carry out its mandate.

Three of
the members have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization. Three have experience serving on the compensation committees of other public companies.

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate.
The table below shows the experience of the current members.

Number of Committee members with specific experience or expertise

  Human resources experience
Experience with benefit, pension and compensation programs (in particular, executive compensation).

5 of 6

  Risk management experience
Knowledge and experience with internal risk controls, risk assessments and reporting.

5 of 6

  Executive leadership experience
Experience as a senior executive/officer of a public company or major organization.

6 of 6

Aligning risk and compensation

BMO aligns compensation and prudent risk-taking.

Five members of the Committee (over 80% of its members) also sit on the Risk Review Committee. Mr. Wilson, who sits on both committees, is the Chair of the Risk Review Committee and has significant experience in financial institution risk management.

The Committee has a formal process for overseeing BMO’s compensation policies and practices, and works with two management committees focused on compensation oversight:

•

  The Enterprise Compensation Oversight Committee, established in 2011, includes the BMO CRO, CFO, Chief Compliance Officer, senior leaders from Human Resources, and the Chief Auditor as an observer.

It is actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs (see page 47). It met seven times in 2012.

•

The U.S. Compensation Oversight Committee, formed in 2012, includes the U.S. heads of Risk, Finance, Compliance, Audit, Human Resources and the U.S. Country
Head, along with BMO’s head of compensation programs. It provides additional support in the oversight of U.S. compensation practices. (See page 43 for a list of practices that align with prudent risk-taking).

The Committee is satisfied that:

•

BMO’s compensation policies and practices do not encourage any NEO or employee to take inappropriate or excessive risks.

•

  no risks have been identified in the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank.

BMO’s compensation programs are aligned with the FSB Principles and the requirements of OSFI and requirements of other jurisdictions. These enhance the stability and soundness of financial institutions by reducing incentives for excessive risk taking.

Global Governance
Advisors (“GGA”) completed an extensive review of BMO’s material compensation plans against the FSB Principles, and performed stress testing and back testing, payout curve analysis, extensive scenario analysis, volatility analysis of
BMO and business unit results and an assessment of the compensation design process. GGA reported that BMO has maintained its leadership position with respect to compliance with FSB Principles.

In the United States our compensation programs are aligned with the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies. They also meet international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

Independent advice

The Committee works with an outside
advisor to help carry out its mandate.

Pay Governance LLC, an independent and unaffiliated executive compensation advisory firm, has been the
Committee’s exclusive advisor on compensation issues since 2008.

In 2012, Pay Governance received US$365,442 for the following committee-related work:

•

  updates on emerging executive compensation and global regulatory trends, best practices and senior executive compensation benchmarking

•

  independent review and advice on compensation policies, CEO compensation and the CEO’s compensation recommendations for the senior executives

•

independent historical review of the alignment between CEO pay and the Bank’s performance

•

management proxy circular review

•

  regular participation in Human Resources Committee meetings, including time with Committee members.

39

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

To provide assurance that the advisor remains independent, the Committee:

•

reviews the advisor’s independence and fees every year

•

determines the advisor’s mandate and fees

•

requires the advisor to obtain written approval from the Committee Chair before providing any services to management

•

does not approve work that, in its view, could compromise the advisor’s independence

•

  discloses all work done by, and fees paid to, the advisor in the annual management proxy circular.

The Committee considers the information and recommendations provided by its advisor as well as other factors when making decisions about executive compensation.

Compensation Advisory Fees paid to Pay Governance

Billed in 2011

Billed in 2012

Executive compensation—related fees

US$365,632

US$365,442

All other fees

$0

$0

The Committee retained Mr. Ira Kay, a Practice Director with Watson Wyatt, as its independent advisor in 2008. In January 2010,
Watson Wyatt merged with Towers Perrin and Mr. Kay formed his own consulting firm, Ira T. Kay & Company, which amalgamated in late 2010 with Pay Governance LLC.

Bank of Montreal Management Proxy Circular

40

Compensation Discussion and Analysis

2. BMO’s Approach to Executive
Compensation

The Board believes that compensation strategies are important for driving the Bank’s success and improving Shareholder value.

The Committee has structured the executive compensation program so Bank results, compensation for executives, and financial returns to
Shareholders are all strongly linked, without encouraging excessive or inappropriate risk-taking.

The program supports BMO’s vision
and strategic priorities, and ensures executives have a significant personal financial stake in the long-term health and growth of the organization.

The
executive compensation program has four core principles:

41

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Link compensation to Bank performance

BMO’s compensation program links compensation to Bank, operating group, individual performance targets and Shareholder performance. Executives are compensated more when performance is strong and less when performance is weak.

The amount actually paid out as variable compensation depends on Bank and operating group performance against annual targets that have been set to meet longer-term Bank goals and strategies, including Shareholder measures such as 3-year relative TSR (see page 48 for information about the incentive plans). Awards to individual executives are based on Shareholder performance and achieving Bank, operating group and individual performance goals that reinforce BMO’s strategic priorities and values.

New for 2013

The Committee introduced new performance metrics for 2013 that will drive funding for the short-, and mid-term incentive plan and will reinforce the alignment with the Bank’s business strategy and good governance:

•

A new efficiency ratio (non-interest expenses divided by total revenues) will reinforce the Bank’s approach to cost management and longer-term profitability, and support our enterprise-wide focus on operational efficiency. This ratio will replace the operating leverage metric and is being given a higher weighting.

•

  A new blended return on capital metric, made up of 2/3 return on equity and 1/3 net economic profit, will motivate executives to appropriately balance use of capital and managing risk effectively.

The Committee carried out an extensive review of
the Bank’s equity compensation program in 2012, and extended vesting in the stock option plan starting in 2013 (from 25% each year for four years to 50% in the third and fourth years). This increases the alignment between compensation and prudent risk taking.

The Committee also carried out a review of the Capital Markets compensation plan. Although satisfied that the plan remains aligned with business strategy and competitive with the market, the Committee made two enhancements to the Capital Markets incentive plans for 2013:

•

Fully allocating expenses (such as investments in infrastructure, risk and compliance in support of capital markets) to the incentive pool funding calculation, increasing the focus on expense management

•

  Using a blended return on capital metric, similar to the one used for the Bank overall, for the incentive pool funding, providing a stronger link between risk, use of capital and compensation.

Encourage a long-term view to increase Shareholder value

Compensation is substantially weighted towards variable or “at-risk” compensation, and a significant amount of it is also deferred. This approach, combined with share ownership requirements, sharpens executive focus on executing business strategies, sustaining performance, and growing Shareholder value over the long term.

A significant portion of each executive’s compensation is deferred

A significant portion
of variable compensation is deferred. This encourages executives to stay with the Bank, focuses them on the long-term and helps reduce overly risky behavior because future payouts depend on their current decisions.

The charts below show the target amount of fixed, variable cash and variable deferred compensation paid to the CEO and the eight executives who report directly to the CEO (the “Senior Executives”). This mix is in line with regulatory guidance, and within the range adopted by BMO’s Canadian peer group.

Executives have share ownership requirements

Executives and senior Capital Markets employees are required to own shares as outlined in the table below.

Executives must meet these requirements within three years of being appointed to the position (five years for Vice-Presidents and Managing Directors). Share ownership is measured annually, either at market value at the time of measurement or value at the purchase or grant date (whichever is greater).

All executives and senior Capital Markets
employees meet or exceed their share ownership requirements. The CEO and the NEOs exceed their requirements (see pages 52 to 58 for details).

The CEO and senior executives must also continue to meet their share ownership requirements for a period after leaving the Bank, to encourage a longer-term perspective when making strategic decisions.

Share ownership requirements

Holdings can be in Shares, restricted share units and deferred stock units.

Shares (a) they must own while employed with the Bank

Number of years they must hold shares after they leave the Bank

Bank

President and CEO

7.0 times base salary

2 years

Senior Executives

5.0 times base salary

1 year

Executive Vice-Presidents

3.0 times base salary

—

Senior Vice-Presidents

2.0 times base salary

—

Vice-Presidents

1.5 times base salary

—

Capital Markets

Chief Executive Officer

1.0 times target total direct compensation

1 year

Executive and Management Committee Members

Greater of:
 • 1.0 times base salary and cash bonus, or   •
3.0 times base salary

—

Managing Directors

1.0 times base salary

—

(a)
Required holdings may be satisfied through Shares as well as deferred or restricted share units.

Bank of Montreal Management Proxy Circular

42

Compensation Discussion and Analysis

Align with prudent risk-taking

BMO seeks to grow its earnings while avoiding excessive risk-taking by aligning compensation with risk outcomes and return of capital.

Management sets the risk appetite of the Bank – which the Board must approve – to optimize risk-taking within the complexity of a diversified global financial services organization.

The Committee sets the compensation philosophy and strategy within that context, and then designs the compensation program to motivate executives to create Shareholder value while balancing the level of risk-taking. It oversees an independent review to stress test and back test all material compensation plans and confirms alignment to FSB Principles.

The executive compensation program includes several strategies and processes to appropriately reflect risk in variable compensation:

•

a significant portion of executive compensation is deferred

•

restricted share units and deferred stock units are used to limit and balance the use of stock options

•

there is a cap on the short-, mid- and long-term incentive pools

•

business results used to determine incentive pool funding include provisions for credit, market, liquidity and other risks

•

return on equity is a primary metric for determining incentive pool funding for executives, Capital Markets employees and most other employees (except within the wealth management group, as it uses very little capital)

•

the Enterprise Compensation Oversight Committee review the design of the variable compensation plans to make sure risk, compliance, finance, and audit considerations are appropriately incorporated, and to carry out a comprehensive risk assessment before finalizing the incentive pools (see page 39 for information about the Compensation Oversight Committee).

•

the Committee’s independent advisor reviews all changes to the design of the executive compensation program

The Board also uses the following mechanisms to align compensation with prudent risk-taking:

Clawbacks

The Board or the Committee can claw back cash, outstanding equity and equity payouts from all recipients, operating groups and selected individuals, as described below. See page 45 for details about each incentive plan.

  What can be clawed
back

Who it applies to

How it works

Cash paid

Executives and Capital Markets employees at the Managing Director level and above

All or part of variable compensation paid in the past 12 months can be clawed back if the Bank restates its financial statements or there is employee misconduct. This includes cash bonuses, payouts from a mid-term incentive plan or the value received from exercising options.

Outstanding equity

All participants in the mid-term incentive and stock option plans

Restricted share units or vested and unvested options awarded can be clawed back if the Bank restates its financial statements.

  What can be clawed
back

Who it applies to

How it works

Equity payouts

All participants in the mid-term incentive plans

Restricted share units can be reduced or eliminated
if information is discovered that would have reduced the size of an award when it was granted. For example:

•    financial performance was materially below target because of excessive risk-taking

•
    the Bank’s reputation was affected

•
    the size of the award was based in whole or in part on information that turned out to be materially incorrect.

In 2012, the Committee formalized the risk criteria it uses when determining whether to use its discretion to reduce payouts from the mid-term incentive plan (for example, credit losses, financial losses and key indicators of operational, market, compliance and reputational risk).

Forfeiture

Executives forfeit all outstanding share units and vested and unvested options when:

•

terminated for cause

•

  it is discovered that an executive who no longer works for the Bank committed an act while employed with the Bank that would have led to termination for cause

Change of control

The long-term incentive plan calls for a double trigger for accelerated vesting of stock options when the Bank undergoes a change of control. Stock options will vest immediately when there is a change of control only if a participant is dismissed without cause within 24 months after the change of control.

Independence of control functions

Compensation for employees in Risk, Finance, Audit, Legal, Compliance and Human Resources is linked to overall Bank performance and performance against individual objectives. These employees do not report into businesses they support, and the success or financial performance of business areas they support or monitor does not affect their performance assessment or compensation. This independence supports them to keep BMO’s overall success in mind.

Individual performance

Managers consider risk, audit and compliance accountabilities during individual performance assessments, and when making compensation decisions.

Personal hedging

BMO policy prohibits
employees and directors from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to undermine the risk and Shareholder alignment effects embedded in their mid- and long-term incentive plan awards or other Bank Shares or securities they hold.

43

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Guarantees

Incentive compensation received by new employees can be guaranteed for no more than 12 months, which the Committee believes allows enough time for their transition into the Bank.

Attract and retain talented people

BMO’s executive
compensation program is designed to be competitive enough to attract, retain and motivate top talent.

The Committee assesses the
competitiveness of its compensation program by comparing it to two groups: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of nine regional mid-sized banks for U.S.-based executives. It also uses general industry compensation surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee primarily reviews the Canadian bank competitors and as secondary information may also consider selected U.S. financial firms with similar revenue (0.75 times to 1.5 times that of the
Bank). For added calibration and a broader scope, the Committee may also look at the compensation practices of companies listed on the TSX 60 that have a similar market capitalization.

Peer companies

Why they are included

CEO

Primary

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Royal Bank of Canada

Toronto-Dominion Bank

Secondary

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks Inc.

U.S. Bancorp

  The Canadian banks are direct competitors and share
BMO’s economic and business challenges. The selected U.S. financial firms have similar revenue, scope and business challenges.

 Canadian–based
 executives   and
senior executives

  Bank of Nova Scotia
 Canadian Imperial Bank of Commerce   Royal Bank of Canada
Toronto-Dominion Bank

The Canadian banks are direct competitors and share BMO’s economic and business challenges.

  U.S.–based
executives and senior executives

BB&T Corp Fifth Third Bancorp Huntington Bancshares Inc./MD Keycorp M&T Financial Regions Financial SunTrust Banks, Inc.

In the United States, these banks are all publicly traded and are comparable to BMO’s U.S.
operations, based on business mix and size, total assets, total revenue and market capitalization.

The Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution and the size of roles and incumbent experience, and uses this information when setting total compensation and compensation mix for executive roles.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded that they were appropriate.

New for 2012

The Committee approved changes to the U.S. peer group this year, to recognize our larger size because of the M&I acquisition. Changes were recommended by Risk Management Group, which considered each bank’s asset size, geographical footprint and business mix.

BMO is focused on building a diverse, loyal and talented workforce, and has developed a culture of continuous career development, mentoring and succession planning at all levels.

Significant activities this year:

•

  Third-party reviewed the Bank’s talent and succession processes. The review confirmed that BMO’s succession practices are solid and mature, and BMO exhibits leading practices in a number of areas.

•

Made targeted moves in the executive leadership team this year, as part of the Bank’s disciplined talent management and succession practice, to strengthen the depth of succession across the groups. The moves will also allow these leaders to develop their fullest potential and advance their succession readiness and preparedness.

•

Focused on enriching the Committee’s awareness of senior executives across the organization, to provide more insight into the leadership pipeline and comfort in senior leadership capability to deliver on aggressive business goals now and into the future.

•

  Made progress on an enterprise-wide strategy to improve diversity and inclusion across the organization, establishing a cross-enterprise leadership council and action plans within each business.

Bank of Montreal Management Proxy Circular

44

Compensation Discussion and Analysis

3. Compensation Program

BMO’s executive compensation program includes a combination of cash (base salary + annual bonus) and deferred compensation (restricted share units, stock options and, for some executives, deferred stock units). Executives also receive benefits, pension and an annual taxable cash allowance.

Component

Form

Purpose

How it is determined

Base pay (salary)

Cash

A relatively small component of total compensation. Compensates individuals for fulfilling their responsibilities.

Based on the median of the comparable market, adjusted for each executive’s responsibility and capability.

Short-term incentive plan

Cash or voluntary election of deferred stock units

Focuses on and motivates performance against specific individual and business objectives.

  Targets are based on the median of the comparable
market and on the executive’s compensation mix.

Mid-term incentive plan

Restricted share units

Encourages executives to create sustainable Shareholder value and returns over a three-year performance cycle. Aligns with shareholder return.

Mid- and long-term incentive awards depend
on the size of the incentive pools, which are performanced based and dependent on executive performance.

Realized value depends on the price of BMO shares at payout.

See page 48 for details.

Long-term incentive plan

Stock options and deferred stock units

Encourages executives to generate sustained Share price growth over the long term. Aligns with shareholder return.

Benefits

  Employee share ownership program (Canada)
Share purchase plan (U.S.)

Encourages Share ownership.

Based on benefits provided in the industry.

Health care insurance benefits

Promotes employee health and productivity in the workplace.

Executive allowance

Annual taxable cash allowance

Supports business development and the roles executives play as the Bank’s ambassadors.

Based on similar allowances in comparable markets.

Pension

Defined benefit or defined contribution pension plan

For all eligible employees, including executives.

Based on benefits provided in the industry.

About the incentive plans

Who participates

Terms

Forfeiture

Clawbacks

  Short-term incentive
plan – cash

Executives and the CEO of BMO Capital Markets.
(a).

Executives can voluntarily defer cash awards by choosing to receive some or all as deferred stock units, and must make this decision (which is irreversible) before the beginning of the fiscal year.

Deferred stock
units:

•    vest when received

•    can only be redeemed when
employment with the Bank ends

•    are valued based on the market
price of a Share on the day the units are redeemed

•    earn dividend equivalents, which are credited as additional units.

The Board or the Committee may claw back short-term incentive awards made in the past 12 months
(whether they were in cash or taken as deferred stock units), if the Bank restates its financial statements or there is employee misconduct.

  Mid-term incentive plan
(“MTIP”) – restricted share units

  Executives and the CEO of BMO Capital Markets (a).       The
Committee does not consider MTIP awards or stock options the executive currently holds when determining the award.

Restricted share units

•    vest by the end of a three year
term

•    continue to vest when an executive
retires or is terminated without cause, subject to non-solicit, non-compete and country specific provisions

•    are valued based on the Share price on the date of payout

•
    earn dividend equivalents, which are credited as additional units.

Executives may forfeit all restricted share units when:

•    an executive resigns or is
terminated for cause

•    it is discovered that an executive
who no longer works for the Bank committed an act while employed with the Bank that would have led to termination for cause

•
    a terminated executive who solicits Bank employees

•
    a retired executive who solicits employees and customers of the Bank.

The Board or the Committee may claw back restricted share units awarded if the Bank restates its financial statements. They can claw back restricted share units paid out in the past 12 months if the Bank restates its financial statements or there is employee misconduct. They can also reduce or eliminate restricted share units if they discover information that would have reduced the size of an award when it was granted.

(a)
Capital Markets executives, other than the CEO of BMO Capital Markets, participate in the BMO Capital Markets Variable Compensation Plan (see page 65 for details).

45

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

About the incentive plans (continued)

Who participates

Terms

Forfeiture

Clawbacks

Long-term incentive plan Stock option plan – options

  Executives and members of the BMO Capital
Markets Executive Committee.       The Committee does not consider MTIP awards or stock
options the executive currently holds when determining the award.

Options:

•    are granted on the day in December
when the Board approves the CEO’s compensation, unless the trading window is closed. (Board meetings are set two years in advance.)

•
    have a 10-year term and vest 25% at the end of each year for four years.

•
    can only be exercised after they have vested. The exercise price depends on the TSX closing price of the Shares on the trading day before the grant date.

•    are valued based on the difference
between the option’s exercise price and the market price of the Shares on the day the option is exercised.

•    See page 63 for more information.

Executives may forfeit all vested and
unvested options when:

•    an executive resigns or is
terminated for cause

•    it is discovered that an executive
who no longer works for the Bank committed an act while employed with the Bank that would have led to termination for cause

•
    a terminated executive who solicits Bank employees

•
    a retired executive who solicits employees or customers of the Bank.

The Board or the Committee may claw back stock options granted after
2008 if the Bank restates its financial statements. They can also claw back any value an executive has received from exercising stock options in the past 12 months if the Bank restates its financial statements or there is employee misconduct.

 Deferred stock plan – deferred stock units
(not including deferred stock units received voluntarily under the short-term incentive plan)

Select executives

Deferred stock units:

•    can vest over time

•    can only be redeemed when the
executive’s employment with the Bank ends

•    are valued based on the market
price of Shares on the day the deferred share unit is redeemed

•    earn dividend equivalents, which are credited as additional units.

Executives may forfeit all unvested deferred stock units when they resign or are terminated for or without cause.

The Board or the Committee can claw back any value received from redeeming deferred stock units in the past 12 months if the Bank restates its financial statements or there is employee misconduct.

Compensation mix

The table
below shows the target mix of fixed, variable, cash and deferred compensation for each executive level. This combination places a significant portion of total direct compensation at risk. It also ties compensation to longer-term performance because a high percentage is paid as equity. Each mix reflects the executive’s ability to influence business results over the short-term (1-year), mid-term (3-year) and long-term (10-year).

As a percentage of target compensation

  Cash
compensation

Equity (deferred) compensation

Fixed

Variable

Position

Base salary

Cash bonus(a)

Restricted share units

  Stock
options

Deferred stock units(b)

Percent variable

Percent deferred

President and CEO

13%

12%

38%

22%

15%

87%

75%

Chief Executive Officer, Capital Markets

6%

34%

30%

18%

12%

94%

60%

Senior Executives

17%

23%

30%

18%

12%

83%

60%

Executive Vice-Presidents

27%

23%

28%

22%

0%

73%

50%

Senior Vice-Presidents

35%

25%

26%

14%

0%

65%

40%

Vice-Presidents

44%

26%

24%

6%

0%

56%

30%

(a)
Executives can choose to receive some or all of the short-term incentive bonus in deferred stock units, increasing the percentage of deferred compensation.

(b)
Deferred stock units awarded by BMO.

The percentage of variable pay for the CEO, Senior Executives and Executive Vice-Presidents is significantly higher than other executive roles because of their involvement in strategic decision-making and stewardship.

FSB Principles recommend that deferred
compensation be:

•

at least 60 percent of total compensation of each Senior Executive

•

40 to 60 percent of total compensation for each employee at the Senior Vice-President level and above, and for certain employees in Capital Markets who may have a material impact on the risk of the Bank.

BMO compensation aligns with the FSB Principles. The CEO’s deferred compensation is significantly above the guidelines (75% of his target total direct compensation).

Bank of Montreal Management Proxy Circular

46

Compensation Discussion and Analysis

Annual decision-making process

The Committee uses a disciplined process to make its compensation decisions every year, with input from management, including the Compensation Oversight Committee and the CEO (see page 39 for information about the Compensation Oversight Committee).

At the beginning of the year

Review corporate strategy

Þ

Set performance goals for the incentive plans

Þ

Set executive compensation targets and individual performance goals

The Board participates in a full day strategy meeting,
where they discuss the Bank’s five-year plan and one-year goals.

Management and the Compensation Oversight Committee jointly
determine the business performance measures and weightings for the incentive plans, and set performance goals for the Bank overall and for each operating group. These:

•    support the business one-year goals
and reinforce the Bank’s strategic priorities and values

•    appropriately reflect risk and link to the Bank’s risk appetite

•
    can be achieved within the Bank’s compliance and ethics objectives and requirements.

They recommend these to the CEO, who in turn recommends them to the Committee. The Committee approves the performance measures and goals.

Management:

•    develops compensation targets based
on the market median for the role

•    develops individual performance
objectives aligned with the Bank’s strategic and annual goals.

Individual performance objectives include:

•    quantitative objectives, like
revenue growth, expense management, profit growth and customer loyalty scores

•    qualitative objectives, like the executive’s contribution to the organization through leadership, innovation, demonstrated commitment to customers and teamwork.

The Committee:

•    reviews and approves compensation targets for the senior executives

•
    reviews and approves individual performance objectives for the CEO, and recommends the CEO’s compensation targets to the Board.

At the end of the year

Calculate business performance factors and
pool funding

Þ

Finalize pool funding

Þ

Award annual compensation

Finance
determines business results and calculates the business performance factor for each incentive plan (see below for details).

Management and the Compensation Oversight Committee work together to:

•    ensure risk implications have been
considered in assessing business results and in the variable incentive pool calculations

•    recommend additional adjustments or holdbacks to reflect risk, compliance or other factors when necessary

They recommend variable pool funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The Committee may make a final adjustment to the size of each pool at its discretion based on its assessment of:

•    actual Bank and operating group performance results against the established goals

•
    financial, risk and compliance assessment

•
    secondary considerations, including performance results relative to competitors, quality of earnings (including non-recurring items), market share, the impact of acquisitions and other factors as needed.

Management including the CEO:

•    assesses the performance of the
Senior Executives against individual performance objectives

•    presents compensation recommendations to the Committee for approval

•
    reviews and approves compensation recommendations for all other executives.

The Committee:

•    assesses CEO and Senior Executive performance against individual objectives, considering the occurrence of reportable control deficiencies in risk, compliance or audit within Bank and operating groups.

•    recommends the CEO’s
compensation to the Board

•    approves individual awards for
Senior Executives and awards for other employees which exceed a dollar threshold.

47

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Funding the incentive pools

There are three incentive pools: the short-term, mid-term and long-term pools. All three incentive pools use a similar formula for calculating final funding.

Target
pool

x

Business performance factor

=

Incentive pool

+/-

Secondary considerations

=

Final pool
funding

The sum of all of executive targets for the incentive plan.

  0 to 150% for the short-term incentive pool.
80% to 120% for the mid- and long-term incentive pools.

The Committee may make a final adjustment to the size of each pool at its discretion.

The Committee can adjust the pools up or down for other considerations not captured explicitly in business performance.

The sum of the amounts awarded under each incentive plan cannot be higher than the total funding available in the approved incentive pool.

The table below includes the 2012 business performance measures and weightings used to calculate the business performance factor for each incentive pool, as well as this year’s secondary considerations.

Short-term incentive pool

2012 Relative weightings by role

Bank performance measures

Operating group performance measures

CEO, CFO and CRO

100%

—

Operating group executives

25%

75%, executive’s operating group measures

Corporate area executives

25%

75%, weighted average of all operating group
measures

2012 Bank performance measures and
weightings

Adjusted revenue growth

30%

Adjusted earnings per share growth

30%

Adjusted return on equity

30%

Adjusted operating leverage

10%

 2012 Operating group   performance measures and
weightings

P&C Canada

P&C U.S.

PCG

CM

Adjusted revenue growth

30%

30%

40%

Adjusted net income growth

30%

30%

40%

Adjusted return on equity

20%

40%

Adjusted return on tangible common equity

20%

Adjusted net income after tax

40%

Adjusted operating leverage

10%

10%

10%

10%

Customer loyalty/experience

10%

10%

10%

10%

Adjusted measures are non-GAAP and are discussed more fully on pages 32, 98 and 99 of the Bank’s 2012
Annual Report.

See page 51 for more information respecting short-term incentive performance measures.

Mid-term incentive pool

2012 Relative weightings by role

3-Year Total Shareholder Return (“TSR”) (relative to Cdn Peer Group)

Operating Group short-term incentive performance measures

Senior Executives

100%

—

Operating Group executives

25%

75%, executive’s operating group performance measures

Corporate area executives

25%

75%, weighted average of all operating group performance
measures

Long-term incentive pool

2012 performance measures and weightings for all
participants

3-Year TSR (relative to Cdn Peer Group)

100%

Secondary considerations

Bank performance relative to Canadian peers

•

adjusted Earnings Per Share (“EPS”) growth

•

adjusted net income growth

•

adjusted Return on Equity (“ROE”) (regulatory basis)

•

adjusted provisions for credit losses as a percentage of loans and acceptances

•

adjusted revenue growth

•

  adjusted expense growth.

Other

•

significant non-recurring items (not identified as adjusting items)

•

impact of acquisitions

•

ROE (economic capital base)

•

impact of provision for credit losses versus expected loss

•

people leadership

•

future growth/earning quality metrics

•

  NEP (“Net Economic Profit”)

Bank of Montreal Management Proxy Circular

48

Compensation Discussion and Analysis

4. 2012 Results

Making Money Make Sense – the Bank’s strategy to help our customers succeed and to give them the confidence they are making the right financial choices
– has proven resilient despite continuing market uncertainty and global regulatory change.

This was clearly demonstrated by the year’s strong
financial results, including record net income of $4.2 billion, up 35% from 2011 (which reflects the Bank’s progress and the value of its expanded North American footprint), and the results of the operating groups:

•

Personal and Commercial Banking (“P&C”) Canada’s reported net income for the year was $1.8 billion, up 0.6% on a basis that uses expected provisions for credit losses and 3.4% on a basis that adjusts results to reflect actual losses, which is discussed more fully in the Provision for Credit Losses and Other Credit Quality Information section on page 40 of the 2012 Annual Report.

•

P&C U.S. delivered adjusted net income for the year of US$579 million, up 48% over 2011. The Bank has developed an important and valuable U.S. banking franchise and there has been a significant increase in the strategic value of the U.S. business.

•

  2012 was a good year for the Private Client Group (“PCG”). Adjusted net income increased 12% to $546 million with over $100 million contributed from the U.S.

•

BMO Capital Markets delivered annual net income of $948 million with strong ROE of 20.1%.

Adjusted measures are non-GAAP measures as explained in BMO’s Annual Report on pages 32, 98 and 99.

Earnings grew markedly relative to last year, the result of good execution and a well-defined strategy, furthered by the Bank’s ongoing effort to occupy a differentiated position in the minds of customers.

Despite BMO’s strong results, slowing organic revenue growth relative to the Bank’s cost of doing business affected earnings and performance against the compensation performance measures established by the Committee early in fiscal 2012. As a result, funding for all incentive pools was down this year.
The Committee viewed these goals as aggressive but fair. Total direct compensation for all NEOs was therefore lower than their target, and lower than last year.

2012 Compensation Awards

The table below shows the total compensation that was awarded to the
NEOs for fiscal 2012, including the proportion of variable (at-risk) pay and deferred performance-based pay. See pages 52 to 57 for details about each executive’s awards.

Cash ($)

Equity (deferred) ($)

Fixed

Variable

Base salary

  Cash
bonus

Restricted share units

Stock options

Awarded deferred stock units

Voluntary deferred stock units (d)

Total direct compensation ($)

Percent variable

Percent deferred

Change from 2011

W.A. Downe (a)

1,254,000

1,000,000

3,550,000

2,100,000

1,300,000

0

9,204,000

87%

75%

- 7%

T.E. Flynn (b)

500,000

630,000

847,500

508,500

339,000

0

2,825,000

82%

60%

- 16%

M.F. Furlong (c)

600,000

648,000

1,076,000

645,600

430,400

0

3,400,000

82%

63%

n/a
(e)

T.V. Milroy

500,000

2,430,000

2,360,000

1,415,000

945,000

0

7,650,000

93%

62%

- 4%

F.J. Techar (a)

601,920

525,000

1,050,000

630,000

420,000

175,000

3,401,920

82%

67%

- 12%

(a)
Equivalent to base salaries of US$1.25 million for Mr. Downe and US$600,000 for Mr. Techar. See page 58 for details of currency conversion.

(b)
In 2011, Mr. Flynn received additional compensation for his significant contribution in the merger negotiations and acquisition of M&I.

(c)
All compensation is in USD. As part of Mr. Furlong’s employment agreement, to recognize completion of the transition from M&I, he received a US$6 million payment on the one year anniversary of the M&I merger.

(d)
The value of cash bonus amounts voluntarily taken as deferred stock units.

(e)
There is no year-over-year comparison for Mr. Furlong’s compensation because he started on July 6, 2011.

2012 performance

The Bank’s financial performance this
year was strong.

Measure

2012 Reported

2011 Reported

2010 Reported (d)

2012 vs 2011

Net income after tax

$4,189 million

$3,114 million

$2,810 million

+35%

ROE

15.9%

15.1%

14.9%

+80 bps

Revenue

$16,130 million

$13,943 million

$12,239 million

+16%

EPS

$6.15

$4.84

$4.75

+27%

Provision for credit losses (a)

0.31%

0.56%

0.61%

-25 bps

Efficiency ratio (b) (expense-to-revenue ratio)

63.5%

62.7%

62.2%

+80 bps

Tier 1 capital ratio

12.6%

12.0%

13.5%

+60 bps

Bank

Cdn Peer Group

Bank

Cdn Peer Group

Bank

Cdn Peer Group

Bank

Cdn Peer Group

1-Year TSR (c)

5.2%

11.7%

2.4%

2.0%

26.4%

22.5%

+280 bps

+970 bps

3-Year TSR (c)

10.8%

11.2%

17.4%

15.2%

4.5%

4.7%

-660 bps

-400 bps

(a)
Calculated as a percentage of average net loans and acceptances.

(b)
The efficiency ratio is a key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage.

(c)
Average TSR for the Bank and the five other largest Canadian banks, calculated using the closing share price on October 31, 2012 and assuming reinvestment of dividends paid during the period.

(d)
Results for 2010 are based on Canadian GAAP (“CGAAP”) as defined at that time. Results for 2011 and 2012 are based on IFRS.

49

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

The Bank also made good progress against its enterprise strategic priorities this year.

Area of focus

Goal

Results

Customer loyalty

✓

Achieve industry-leading customer loyalty by delivering on our brand promise.

•

Developed innovative new capabilities that provide our customers with guidance and advice, with an emphasis on digital banking and investing, to help them make sense of their financial decisions:

•

BMO Investorline launched in Canada, adviceDirect, an innovative and personal service that provides investing advice to online investors.

•

Introduced BMO Harris Mobile Banking in the United States.

•

Introduced innovative new mobile capabilities in Canada.

•

Now allow customers to book appointments with branch staff online.

•

Moved to a unified coverage model in Capital Markets.

•

Continued our focus on instilling a customer-first mindset in our people and culture:

•

Embedded customer experience as a core part of our learning, recruiting and talent programs.

•

Rolled out and enhanced customer loyalty measurement systems across most of our businesses.

•

Received several external customer awards:

•

Best Private Bank in Canada (Global Banking and Finance Review)

•

Best Investment Bank in Canada (World Finance magazine)

•

Best Trade Bank in Canada (Trade Finance magazine)

•

Best Website User Experience: Canadian Banks (Forrester)

•

Excellence in Telephone Banking (Synovate/IPSOS).

Productivity

✓

Enhance productivity to drive performance and Shareholder value.

•

Redesigning our core processes to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs:

•

Introduced e-statements.

•

Launched lean mortgage redesign.

•

Launched high-performance trading platform in Capital Markets

•

Reviewed our cost structure to find ways to drive greater efficiency:

•

Adjusting our organizational structure.

•

Introduced new branch formats.

•

Optimized our U.S. branch network.

•

Implemented new office space standards.

•

Grew our distribution capacity:

•

Built sales capacity in our Canadian branch network.

•

Rolling out technology to identify and respond real-time to customer needs.

Leveraging North American network

✓

Leverage our consolidated North American platform to deliver quality earnings growth.

•

Introduced attractive new offers to acquire and grow client relationships:

•

Promoted our award-winning mortgage product to help Canadians become mortgage-free faster, pay less interest and protect themselves against rising interest rates.

•

Launched our Open for Business campaign, making up to $10 billion of financing available to Canadian businesses over three years to help them improve productivity and expand into new markets.

•

Opened over 15,000 U.S. savings accounts through Helpful Steps for Parents, which helps parents teach children to manage money responsibly.

•

Continued to expand our businesses and capabilities in the United States:

•

Integrated our acquired M&I businesses, and continuing to develop consolidated North American capabilities and platforms in priority areas:

•

Completed the core U.S. banking systems conversion and integrated all businesses.

•

Advanced our agenda to build a consolidated North-South platform to leverage scale and transfer best practices, beginning with our contact centres, payments and commercial businesses.

•

Launched a unique planning-focused wealth management and banking client experience.

•

Broadened our commercial capabilities by creating a franchise finance specialty and opening new offices to drive growth.

•

Acquired CTC Consulting, enhancing our wealth management and alternative investment research capabilities.

•

Appointed a number of key roles, including a new Head of U.S. Anti-Money Laundering and a Chief
Regulatory Officer responsible for providing leadership on emerging legislation and regulatory developments.

Global expansion

✓

Expand strategically in select global markets to create future growth.

•

Only Canadian bank and one of only three North American banks with an established subsidiary bank in China.

•

Continued to build our Asian wealth management platform through the acquisition of a 19.9% equity interest in COFCO Trust Co., in a rapidly growing area of the wealth market.

•

Grew Trade Finance and International Financial Institution business substantially, supported by shifts in the global credit environment.

Risk management

✓

Ensure our strength in risk management underpins everything we do for customers.

•

Reinforced our risk culture, focusing on risk independence and our three-lines-of-defence approach to managing risk across the enterprise.

•

Executed a formalized risk practice benchmarking program to assess our processes, identify best practices and implement enhancements in select high-priority risk areas.

•

Developed and implemented risk appetite and performance metrics at the line of business level and integrated them into our strategic planning process.

•

Launched a multi-year strategy to upgrade our risk technology infrastructure to provide the data and tools needed to support enhanced risk management capabilities.

•

Proactively managed our businesses to understand and address the impact of regulatory changes.

Bank of Montreal Management Proxy Circular

50

Compensation Discussion and Analysis

Incentive pool funding

Despite the Bank’s strong financial performance and progress against strategic priorities, funding for all of the incentive pools was lower than target since performance fell short of the challenging compensation performance measures set for the year. The Committee approved the multipliers for all incentive pools, without making any adjustments.

The CEO, and the U.S. and Enterprise Compensation Oversight Committees assessed risk, financial and compliance factors and confirmed that these elements were appropriately reflected in final multipliers. The CEO and CFO also confirmed that the payment of variable incentives did not give rise to any concerns with the Bank’s regulatory capital requirements.

Short-term incentive pool

Funding for the short-term incentive pools was down this year, reflecting:

•

Overall Bank performance below its goals on two of its performance measures: revenue growth (reflecting slower growth in operating income) and operating leverage
(reflecting lower productivity – the Bank’s revenue growth slowed relative to the cost of doing business).

•

  Operating group performance was below target on most performance measures, which you can read about in the discussion of NEO awards.

Bank performance measures

2012 goal (a)

2012 actual (a)

Impact on pool funding

Adjusted revenue growth

12.1%

9.7%

Slightly below target

Adjusted EPS growth

12.1%

17.6%

Adjusted ROE

15.5%

15.5%

Adjusted operating leverage

2.2%

-2.8%

(a)
Management assesses the Bank’s performance on both a GAAP basis and adjusted basis, which excludes the impact of adjusting items to facilitate understanding of business performance. Adjusted measures are non-GAAP and are discussed more fully on pages 32, 98 and 99 of the Bank’s 2012 Annual Report. The 2012 Bank performance goals for compensation purposes were established on an adjusted basis. As such, they excluded the impact of certain credit-related items on the M&I purchased performing loan portfolio, M&I integration costs, the amortization of acquisition-related intangible assets, changes in the collective allowance for credit losses, amounts related to run-off structured credit activities, restructuring costs and income taxes related to those items. The Bank’s actual results above were measured on a basis consistent with the Bank’s performance goals for compensation purposes and as such for 2012 (2011) were determined excluding revenue of $1,063 million ($201 million), expenses of $725 million ($288 million) and provisions for credit losses of $294 million ($104 million) in respect of the preceding adjusting items. All of the adjusting items were allocated to Corporate Services except for the amortization of acquisition-related intangible assets, which totalled $134 million in 2012 ($70 million in 2011) and was allocated to the operating groups. For compensation purposes, an adjustment was made to PCG’s adjusted results for measuring compensation to exclude a portion of a reduction to PCG’s revenue that was considered not reflective of core operating performance.

Mid-term and long-term incentive pools

Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s 3-Year TSR relative to the Canadian peer group was slightly below target. This reflects the moderation in the valuation of BMO’s Share price in the last 24 months compared to our peers. 3-Year TSR is directly linked to our mid-and long-term strategy and is a useful proxy for the development of sustainable profitable growth.

Bank performance measures

2012 goal

2012 actual

Impact on pool funding

3-Year TSR (relative to Cdn Peer Group) (a)

At or above the average of the Cdn Peer Group

77 bps below the average of the Cdn Peer Group

Slightly below target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number does not match the 3-year TSR reported above or in our 2012 Annual Report.

Pay continued to be aligned with performance

Shareholder returns

The chart below shows the alignment between executive compensation and
Shareholder return over the past five years.

The chart compares the cumulative value of $100 invested in Shares on October 31,
2007 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares compensation paid to the CEO, the CFO and the three most highly compensated NEOs in each year.

See page 52 for more information about how Mr. Downe’s compensation aligns with Shareholder returns.

(a)
Cumulative value of $100 invested on October 31, 2007, reflecting the change in Share price plus reinvested dividends.

(b)
Includes base salary, annual short-term incentive payment, the value of mid-term incentive awards at the time of grant, the fair market value of the long-term incentive awards, other compensation and the annual pension service and compensation cost for the NEOs in each year.

(c)
NEOs in 2012 and 2011 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. For 2010, 2009 and 2008 the NEOs were W.A.
Downe, R.C. Robertson and the three most highly compensated executive officers other than the CEO and CFO. NEOs in 2007 were W.A. Downe, K.E. Maidment and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a Shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost-of-management ratio to be reported annually. This measure illustrates that executive compensation has remained relatively consistent over the past three years and the cost-of-management ratio has significantly declined from 2011 as a result of increased net income after tax attributable to the M&I acquisition.

2012 (a)

2011

2010 (b)

Net income after tax ($ millions)

4,189

3,114

2,810

Total aggregate NEO compensation ($ millions)

27.8

31.7

27.7

Cost of management ratio as a percentage of net income after tax

0.66
%

1.02
%

0.99
%

Total aggregate compensation is the total of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs in the management proxy circulars issued in 2010, 2011 and 2012.

(a)
Excludes Mr. Furlong’s transition completion payment of US$6 million. With payment included, total aggregate NEO compensation is $33.8 million and cost of management ratio would be 0.81%.

(b)
2010 based on CGAAP, as defined at that time.

51

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

5. 2012 Compensation for the Named
Executive Officers

W. A. Downe, President and Chief Executive Officer

Mr. Downe provides leadership and vision. Through the Board of Directors, he is accountable to Shareholders for defining, communicating and achieving the Bank’s strategy and operational goals, and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. Downe has held the following positions with the Bank, in
Canada and the U.S.:

1983

Joined the Bank

1999

Appointed Vice-Chair, Bank of Montreal

2001

Named Deputy Chair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns

2007

Appointed President and Chief Executive Officer

He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of
Business Administration from the University of Toronto.

2012 compensation

(Cdn $)

2012 ($)

2011 ($)

2010 ($)

Cash

Salary (a)

1,254,000

1,026,250

1,042,600

Short-term incentive (bonus)

1,000,000

1,150,000

2,850,000

Total cash

2,254,000

2,176,250

3,892,600

Equity

Mid-term incentive

3,550,000

4,000,000

3,000,000

  Long-term incentive
• stock options

2,100,000

2,300,000

2,650,000

• deferred stock units

1,300,000

1,400,000

—

Total equity

6,950,000

7,700,000

5,650,000

Total direct compensation

9,204,000

9,876,250

9,542,600

(a)
US$1.25 million in 2012; US$1.05 million in 2011

Target for 2012

At the end of 2011, the Board approved a remix of the elements of Mr. Downe’s compensation targets, without increasing his total target compensation. The result was a US$200,000 increase in his base salary, to US$1.25 million, effective November 1, 2012, and a decrease in his target variable compensation by the same amount.

In 2012, the Board increased his total target compensation from $9.0 million to $9.5 million to reflect the market, taking into consideration size differences among the banks. His base salary remained unchanged.

Performance in 2012

The Board was very pleased with Mr. Downe’s leadership this year, and believes he has positioned the Bank well for growth. Key this year was successfully integrating M&I, improving the total
Bank’s technology architecture, building north-south platform and management processes and continuing to move the Bank along the path to greater efficiency.

The Bank, however, fell short against the performance measures established for the incentive pools. The Committee felt these goals were aggressive but fair, and set Mr. Downe’s total direct compensation at 3% below target, and 7% below 2011.

Individual objectives

The Committee assessed Mr. Downe’s performance this year against Bank’s enterprise strategic priorities in five categories:

✓

customer loyalty

✓

productivity

✓

leveraging the North American network

✓

global expansion

✓

risk management

Please see page 49 for a full discussion of Bank
performance against its strategic priorities in 2012.

Incentive pool funding

Mr. Downe’s incentive pools are funded based 100% on Bank performance. Funding for his short-term incentive pool was down this year because the overall Bank fell short on two of its four performance measures. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s 3-Year TSR relative to the Canadian peer group was slightly below target. See page
51 for details.

Target for 2013

Mr. Downe’s total compensation target for 2013 remains unchanged from 2012.

Aligning pay with performance

One of the governing principles of BMO’s compensation
objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 75% of Mr. Downe’s 2012 compensation is deferred.

The Committee also periodically asks its independent advisor to review CEO pay for performance. In 2012, the advisor compared BMO’s business performance over the last one, three and five years with the CEO’s total compensation, and concluded that BMO’s pay was aligned to performance: (a) the Bank’s performance lagged its peers over this period, and
(b) Mr. Downe’s compensation was below the median compensation for CEOs at the other peer banks.

The table below shows
Mr. Downe’s total direct compensation over the last five fiscal years, and its current value compared to Shareholder value. He was appointed President and CEO in 2007.

Total direct compensation

Fiscal year

Value at time of the award ($)

Value on Oct 31, 2012 ($)(a)

 Value on October 31, 2012 as a percentage of value at the time of the award
(%)(b)

  Shareholder
value ($)(c)

2007

5,464,245

3,035,646

56

123

2008

5,982,000

2,674,948

45

170

2009

7,450,000

6,978,042

94

136

2010

9,542,600

7,531,528

79

108

2011

9,876,250

8,524,708

86

105

Weighted average

75

128

(a)
Mr. Downe’s total direct compensation as measured on October 31, 2012 includes:

•

actual salary and cash incentive payments received in the year of award

•

the actual value received from vested share units and option exercises that were granted during measurement period

•

the October 31, 2012 value of share units that have not vested

•

the October 31, 2012 in-the-money value of stock options awarded

•

compensation received in US$ has been converted into Cdn$ (see page 58 foreign exchange rates)

•

for 2008 compensation, the amount awarded reflects the total compensation granted to Mr. Downe. The value at October 31, 2012 does not include the 2008 equity awards that Mr. Downe subsequently declined. The value of those awards would have been $8.5 million as at October 31, 2012.

(b)
The value of Mr. Downe’s total direct compensation measured on October 31, 2012 as a percentage of his total direct compensation in the year of the award.

(c)
The cumulative value at October 31, 2012 of $100 invested in Shares on November 1 in the award year, including reinvested dividends.

Bank of Montreal Management Proxy Circular

52

Compensation Discussion and Analysis

Share ownership

Mr. Downe’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2012

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
 a multiple of   base
salary

7.0

13,596,063

11,500,400

13,324,182

38,420,645

30.64

Mr. Downe must consult with the Committee Chair before he exercises any of his stock options. This ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

Pension

Mr. Downe participates in the following:

•

  The Pension Fund Society of the Bank of Montreal (“PFS”), a federally-registered defined benefit pension plan for all eligible Canadian employees of the Bank.

•

  a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrange-

ment, clarifies his entitlement if there is a change of control, and limits his annual pension benefit to US$1 million regardless of his length of service, salary level, or bonuses.

Mr. Downe’s total annual normal retirement pension benefit is:

•

calculated as 2% of the sum of his last 12 months of salary and the average of his highest five consecutive short-term incentive plan awards, capped at 145% of base salary, multiplied by years of credited service

•

based on his US$ salary and the US$ equivalent of his Canadian short-term incentive plan awards

•

capped at US$1 million annually

•

payable immediately subject to legislation, regulations and plan rules

•

  paid from the PFS as periodic payments. The remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

His total annual retirement pension benefit has reached the cap and to date is Cdn$999,000, payable immediately on an unreduced basis.
This benefit represents a US$1 million pension converted to Canadian dollars at the current foreign exchange rate.

T. E. Flynn, Executive Vice-President and
Chief Financial Officer

Mr. Flynn is accountable for financial governance. He leads the development and implementation of Bank-wide treasury management practices and taxation strategies, corporate development, investor relations, management reporting, and ensuring effective governance and controls. He also provides leadership to the office of strategic management.

Mr. Flynn has held the following senior management positions with the Bank:

1992

Joined the Bank

2004

Named Executive Vice-President, Finance and Treasurer

2007

Became Acting Chief Financial Officer

2008

Named Executive Vice-President and Chief Risk Officer

2011

Appointed CFO

Mr. Flynn has an Honours Bachelor of Arts in Business Administration and a
Master of Business Administration from the Ivey School of Business at University of Western Ontario, and is a Chartered Accountant.

2012 compensation

(Cdn $)

2012 ($)

2011 ($)

2010 ($)

Cash

Salary

500,000

461,425
(a)

400,000

Short-term incentive (bonus)

630,000

772,000

880,000

Total cash

1,130,000

1,233,425

1,280,000

Equity

Mid-term incentive

847,500

1,170,000

1,110,000

Long-term incentive

• stock options

508,500

936,000

810,000

• deferred stock units

339,000

—

—

Total equity

1,695,000

2,106,000

1,920,000

Total direct compensation

2,825,000

3,339,425

3,200,000

(a)
Base salary was increased to $500,000 during fiscal 2011 and no adjustment was made in 2012.

Target for 2012

The Committee assessed Mr. Flynn’s target compensation and determined it was competitive.

Performance in 2012

The CEO assessed
Mr. Flynn’s 2012 performance against key individual objectives:

✓

Maintain strong financial controls and governance performance throughout the year

✓

Establish and lead the focused drive on productivity

✓

Support the integration of M&I

✓

Contribute to higher performance culture and talent management

Mr. Flynn performed well against his individual objectives this year. His total direct compensation was below target because funding of the incentive pool was down. His year-over-year compensation was down 16%. In 2011, Mr. Flynn received additional compensation for his significant contribution in the merger negotiations and acquisition of M&I.

Incentive pool funding

Mr. Flynn’s incentive pools
are funded based 100% on Bank performance. Funding for his short-term incentive pool was down this year because the Bank fell short on two of its four performance measures. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s 3-Year TSR relative to the Canadian peer group was slightly below target. See page 51 for details.

Target for 2013

Mr. Flynn’s total compensation target is market competitive and remains unchanged for 2013.

Alignment with Shareholder interests

One of the governing
principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 60% of Mr. Flynn’s 2012 compensation is deferred.

Share ownership

Mr. Flynn’s share
ownership exceeds the guidelines.

Share ownership as at December 31, 2012

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
 a multiple of
base salary

5.0

418,108

3,426,390

344,779

4,189,277

8.38

53

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Pension

Mr. Flynn participates in the Canadian Executive Pension Program, a defined benefit pension program that includes:

•

The Bank’s PFS

•

  the Executive Supplementary Pension Plan, a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers
(“Supplementary Plan”).

Mr. Flynn’s total annual normal retirement pension benefit is:

•

calculated as 1.25% of the total of his average pensionable salary and the average of his short-term incentive awards, capped at 145% of average pensionable salary (all subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus an additional 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit to a 2% formula and make optional contributions

•

payable at age 65 but can be paid up to 15 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules

•

paid as periodic payments, part from the PFS and the rest under the Supplementary Plan.

His total annual retirement pension benefit to date is $181,439, payable on a fully unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 61 for more information.

M.F. Furlong, President and Chief Executive
Officer, BMO Harris Bank, N.A.

Mr. Furlong leads the U.S. retail bank and is responsible for defining and implementing strategies for all products and sales and service distribution channels. He is accountable for delivering financial solutions to customers and for financial results for the U.S. Personal and Commercial banking lines of business. Mr. Furlong held the following senior management positions with Marshall & Ilsley Corporation before the acquisition by BMO Financial Group:

2001    Joined Marshall & Ilsley Corporation as Senior Vice President and Chief Financial Officer

2004    Appointed to President of Marshall & Ilsley Bank

2007    Appointed to President and Chief Executive Officer, and Chief Executive Officer and Chairman in 2010 of
Marshall & Ilsley Corporation.

2011    Appointed to current role on July 6, upon close of the
acquisition of Marshall & Ilsley Corporation

Mr. Furlong has a Bachelor of Science degree from Southern
Illinois University.

2012 compensation

(USD $)

2012 ($)

2011 ($) (July 6 to Oct 31)

Cash

Salary

600,000

150,000

Short-term incentive (bonus)

648,000

270,000

Total cash

1,248,000

420,000

Equity

Mid-term incentive

1,076,000

1,154,411

Long-term incentive

• stock options

645,600

446,075

• deferred stock units

430,400

Total equity

2,152,000

1,600,486

Total direct compensation

3,400,000

2,020,486

As part of Mr. Furlong’s employment agreement, to recognize completion of the transition from M&I, he received a US$6 million payment on the one year anniversary of the M&I merger.

Performance in 2012

The CEO assessed Mr. Furlong’s 2012 performance against individual objectives as well as P&C U.S. Group objectives:

✓

Successfully integrate our acquired M&I businesses.

✓

Maintain strong customer loyalty.

✓

Improve financial performance by growing revenue, effectively managing costs and continuing to optimize the distribution network.

✓

Deploy the Bank’s unique commercial operating model, which drives growth by delivering local access and industry expertise to clients across a broad geographic footprint.

See page 49 of our Annual Report for a full discussion of 2012 group objectives and achievements.

Mr. Furlong performed well against his individual objectives this year. His total direct compensation was below target however, because funding of the incentive pools was down.

Incentive pool funding

Mr. Furlong’s short-term incentive is funded based on a 25% weighting on Bank performance and 75% on P&C U.S. performance. Funding was down this year because the Bank fell short on two of its four performance measures, and P&C U.S. did not meet its five financial targets. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s 3-Year TSR relative to the Canadian peer group was slightly below target. See page 51 for details.

Short-term incentive plan

P&C U.S. measures (a)

2012 Performance

Commentary

Adjusted Revenue Growth

Below Target

Revenue growth of 49.9% versus 2011 was below target due to lower than target loan balances and lower than target spreads as the economic environment was weaker than anticipated at the time the target was established.

Adjusted Net Income Growth

Below Target

Net income growth of 48.1% versus 2011 was below target driven by lower than target revenue growth referenced above and higher than target expense growth.

Adjusted Operating Leverage

Below Target

Adjusted operating leverage of (0.4)% was below target due to lower than target revenue growth and higher than target expenses.

Adjusted Tangible ROE

Below Target

Tangible ROE was slightly below target as lower than target net income growth was only partially mitigated by lower equity.

Customer Loyalty/Experience

Below Target

Customer loyalty measure was slightly below target.

Impact on Pool Funding

Below target, multiplier of 76%

(a)
Adjusted results reflect the exclusion of the amortization of acquisition-related intangible assets which totalled US$63 million in 2012 ($36 million in 2011). Adjusted measures are non-GAAP and are disclosed more fully on pages 32, 98 and 99 of the Bank’s 2012 Annual Report.

See page 51 for Bank short-term
incentive performance measures.

Bank of Montreal Management Proxy Circular

54

Compensation Discussion and Analysis

Target for 2013

Mr. Furlong’s total compensation target is market competitive and remains unchanged for 2013.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 63% of Mr. Furlong’s 2012 compensation is deferred.

Share ownership

Mr. Furlong’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2012

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares
as a multiple of base salary

5.0

3,257,227

2,420,789

434,953

6,112,969

10.16

Pension

Mr. Furlong participates in the following:

•

  Employees Retirement Plan of the Bank of Montreal/Harris, a company paid, account-based plan offered to all eligible employees including executives of BMO
Harris

•

  a supplementary executive retirement arrangement, a Bank-funded non-registered arrangement that defines his overall pension arrangement.

Mr. Furlong’s overall pension benefit is:

•

calculated as 55% of the highest 5-year average of the sum of base salary plus short term incentive over the last 10 years, offset by the benefit earned and paid from government benefits and other company sponsored retirement programs (such as the Employees’ Retirement Plan of the Bank of Montreal/Harris)

•

  payable at age 62, but can be paid earlier on a reduced basis (reduction of 4% per year for each year that retirement precedes age 62)

•

paid as periodic payments

His total annual
retirement pension benefit to date is $391,743, payable on an unreduced basis at age 62.

This amount will increase with earnings. See page 61 for more information.

T.V. Milroy, Chief Executive Officer,
Capital Markets

Mr. Milroy leads the Capital Markets business in Canada, the U.S. and internationally. He is responsible for defining and implementing strategic direction, and delivering customer solutions and financial results of the Investment and Corporate Banking (“I&CB”) and Trading Products lines of business.

Mr. Milroy has held the following senior management positions with the Bank:

1993    Joined the investment bank as Managing Director

2001    Appointed Vice-Chair of Investment & Corporate Banking

2006    Named Co-President of BMO Capital Markets

2008    Assumed leadership of Capital Markets

Mr. Milroy has a BA from McGill University, a Bachelor and Masters of Law from Cambridge University and an
LLB from Dalhousie University, and completed the Advanced Management Program at the Harvard Business School.

2012 compensation

(Cdn $)

2012 ($)

2011 ($)

2010 ($)

Cash

Salary

500,000

483,333

400,000

Short-term incentive (bonus)

2,430,000

2,350,000

3,200,000

Total cash

2,930,000

2,833,333

3,600,000

Equity

Mid-term incentive

2,360,000

2,575,000

1,727,500

Long-term incentive

• stock options

1,415,000

2,575,000

1,672,500

• deferred stock units

945,000

Total equity

4,720,000

5,150,000

3,400,000

Total direct compensation

7,650,000

7,983,333

7,000,000

(a)
Base salary was increased to $500,000 during fiscal 2011 and no adjustment was made in 2012.

Target for 2012

The Committee increased Mr. Milroy’s target compensation for 2012 to reflect the market.
His base salary remained unchanged.

Performance in 2012

The CEO assessed Mr. Milroy’s 2012 performance against individual objectives, as well as the BMO Capital Markets 2012 group objectives:

✓

Deliver a consistently great client experience through a unified coverage approach

✓

Continue to build out capabilities, particularly in the U.S.

✓

Develop Capital Markets capabilities in sectors where they can differentiate themselves in the market

See page 55 of our Annual Report for a full discussion of 2012 group objectives and achievements.

Mr. Milroy
performed well against his individual objectives this year. His total direct compensation was below target however, and 4% below 2011, because funding of the incentive pools was down.

Incentive pool funding

Mr. Milroy’s short-term incentive is funded based 25% on Bank performance and
75% on Capital Markets performance. Funding was down this year because the Bank fell short on two of its four performance measures, and Capital Markets did not meet three of four financial targets. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s 3-Year TSR relative to the Canadian peer group was slightly below target. See page 51 for details.

55

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Short-term incentive plan

Capital Markets Measures
(a)

2012 Performance

Commentary

Adjusted Net Income

Below Target

Net income was below target driven by higher than target expenses. Revenue was at target.

Adjusted Operating Leverage

Below Target

Adjusted operating leverage of (4.2)% was below target due to higher than target expense growth.

Adjusted ROE

Below Target

ROE was slightly below target due to lower than target net income and higher than target equity.

Customer Loyalty/Experience

Above Target

Customer loyalty measure was slightly above target.

Impact on Pool Funding

Below target, multiplier of 88%

(a)
Adjusted results reflect the exclusion of the amortization of acquisition-related intangible assets which totalled $1 million in 2012 ($0 million in 2011). Adjusted measures are non-GAAP and are disclosed more fully on pages 32, 98 and 99 of the Bank’s 2012 Annual Report.

See page 51 for Bank short-term
incentive performance measures

Target for 2013

Mr. Milroy’s total compensation target is market competitive and remains unchanged for 2013.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 62% of Mr. Milroy’s 2012 compensation is deferred.

Share ownership

Mr. Milroy’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2012

 Required multiple of   total
target direct compensation

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

Total shares as a multiple of
total target direct compensation

1.0

243,988

7,252,486

13,541,381

21,037,855

Exceeds requirement

Pension

Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a provincially (Ontario) registered defined contribution pension plan offered to all eligible employees of BMO Nesbitt Burns, with the following terms:

•

Both Mr. Milroy and the Bank contribute to the plan.

•

The Bank contributes 3% of earnings to the defined contribution pension plan, to a maximum of $3,500 per year.

•

Mr. Milroy must contribute 2% of earnings up to a maximum of $2,000 per year, either to the defined contribution pension plan or a registered retirement savings plan. He has chosen to direct his mandatory contributions to a registered retirement savings plan.

•

  Mr. Milroy is responsible for managing the investment of his retirement funds in the defined contribution plan and in the registered retirement savings plan.

See page 61 for more information.

F. J. Techar, President and Chief Executive
Officer, Personal and Commercial Banking Canada

Mr. Techar leads the Canadian retail bank and is responsible for defining and implementing strategies for all products and sales and service distribution channels. He is accountable for delivering financial solutions to customers and for financial results for the Personal, Commercial and Small Business (Canada) banking lines of business.

Mr. Techar has held the following senior management positions with the Bank:

1984    Joined the Bank

2001    Served as President and CEO of Harris Bankcorp, Inc.

2006    Appointed to current position

He began his career with the Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager London, England.

Mr. Techar has a
Bachelor of Science and an Engineering degree from Princeton University, and a Master in Business Administration from the University of Denver.

2012 compensation

(Cdn $)

2012 ($)

2011 ($)

2010 ($)

Cash

Salary

601,920(a)

541,860

573,430

Short-term incentive (bonus)

700,000

843,000

1,287,000

Total cash

1,301,920

1,384,860

1,860,430

Equity

Mid-term incentive

1,050,000

1,228,500

1,081,500

Long-term incentive

• stock options

630,000

1,228,500

1,081,500

• deferred stock units

420,000

—

—

Total equity

2,100,000

2,457,000

2,163,000

Total direct compensation

3,401,920

3,841,860

4,023,430

(a)
US$600,000

Target for 2012

The Committee increased Mr. Techar’s target compensation for 2012 to reflect the market, increasing his base salary to US$600,000.

Performance in 2012

The CEO assessed Mr. Techar’s 2012 performance against individual objectives, as well as the P&C Canada 2012 group objectives:

✓

Continue to enhance the customer experience and create a differentiated position in the Canadian market.

✓

Launch attractive and compelling new offers that drive results.

✓

Improve productivity of the sales and distribution network.

✓

Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

See page 46 of our Annual Report for a full discussion of 2012 group objectives and achievements.

Mr. Techar performed well against his individual objectives this year. His total direct compensation was below target however, and 12% below
2011, because funding of the incentive pools was down.

Bank of Montreal Management Proxy Circular

56

Compensation Discussion and Analysis

Incentive pool funding

Mr. Techar’s short-term incentive is funded based on a 25% weighting on Bank performance and 75% on P&C Canada’s performance. Funding was down this year because the Bank fell short on two of its four performance measures, and P&C Canada did not meet its five financial targets. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s 3-Year TSR relative to the Canadian peer group was slightly below target. See page 51 for details.

Short-term incentive plan

P&C Canada Measures
(a)

2012 Performance

Commentary

Adjusted Revenue Growth

Below Target

Revenue growth of 0.3% versus 2011 was below target due in part to the interest rate environment in fiscal 2012, which was lower than anticipated at the time the target was established and lower balance growth than target.

Adjusted Net Income Growth

Below Target

Net income growth of 0.7% versus 2011 was below target driven primarily by lower than target revenue growth referenced above.

Adjusted Operating Leverage

Below Target

Adjusted operating leverage of (1.2)% was below target due to lower than target revenue growth.
Disciplined expense management due to lower than target revenue growth resulted in expense growth better than target.

Adjusted ROE

Below Target

ROE was slightly below target as lower than target net income growth was only partially mitigated by lower equity.

Customer Loyalty/Experience

Below Target

Customer loyalty measure was slightly below target.

Impact on Pool Funding

Below target, multiplier of 79%

(a)
Adjusted results reflect the exclusion of the amortization of acquisition-related intangible assets which totalled $10 million in 2012 ($9 million in 2011). Adjusted measures are non-GAAP and are disclosed more fully on pages 32, 98 and 99 of the Bank’s 2012 Annual Report.

See page 51 for
Bank short-term incentive performance measures.

Target for 2013

Mr. Techar’s total compensation target is market competitive and remains unchanged for 2013.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 67% of Mr. Techar’s 2012 compensation is deferred, including his 25% voluntary election to defer a portion of his cash bonus into deferred stock units.

Share ownership

Mr. Techar’s Share ownership exceeds the guidelines.

Share ownership as at December 31, 2012

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

  Total shares as
 a multiple of   base
salary

5.0

2,872,409

3,669,752

5,055,644

11,597,805

19.27

Pension

Mr. Techar participates in the following:

•

the Bank’s PFS

•

the final average earnings defined benefit portion of the Employees’ Retirement Plan of the Bank of Montreal/Harris, a company paid, plan offered to all eligible employees including executives of BMO Harris which is now closed to new members

•

  a Retirement Allowance Agreement (RAA), a Bank-funded non-registered agreement that defines his overall pension arrangement and clarifies his entitlement if there is a change of control.

Mr. Techar’s total annual normal retirement pension benefit is:

•

calculated as 2% of the sum of his last 12 months of salary plus the average of his highest five consecutive short-term incentive awards, capped at 145% of base salary, multiplied by his years of credited service

•

based on his US$ salary and the US$ equivalent of his Canadian short-term incentive plan awards

•

  payable at age 60, but can be paid years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60) subject to legislation, regulations and plan rules

•

paid from the PFS as periodic payments and from the Harris qualified plan as either periodic payments or in a lump sum (Mr. Techar’s option). The rest is converted into cash and paid in a lump sum according to the terms of the RAA.

His total annual retirement pension benefit to date
is $486,713, payable on an unreduced basis at age 60. This amount will increase with additional years of credited service and earnings. See page 61 for more information.

57

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Executive Compensation Tables

Summary Compensation Table for Named Executive Officers

The table below shows the compensation earned in the last three fiscal years by the NEOs.

Name and principal position

Year

Salary ($)

Share-based awards ($)(a)

Option-based awards ($)(a)(b)

  Non-equity
 incentive plan
compensation ($)

Pension value ($)(e)

All other compensation ($)(f)

Total compensation ($)

Annual incentive plans (c)

Long-term incentive plans (d)

W. A. Downe

2012

1,254,000

4,850,000

2,100,000

1,000,000

384,013

12,540

9,600,553

President and Chief Executive Officer

2011 2010

1,026,250 1,042,600

5,400,000 3,000,000

2,300,000 2,650,000

1,150,000 2,850,000

1,531,923 626,526

12,069 12,772

11,420,242 10,181,898

T. E. Flynn

2012

500,000

1,186,500

508,500

630,000

66,854

14,959

2,906,813

Executive Vice- President and Chief Financial Officer

2011 2010

461,425 400,000

1,170,000 1,110,000

936,000 810,000

772,000 880,000

94,966 113,572

13,693 11,967

3,448,084 3,325,539

M. F. Furlong

2012

601,920

1,496,759

641,468

650,074

6,019,200

481,087

12,540

9,903,048

President and Chief Executive Officer, BMO Harris Bank N.A.

2011
(g)

147,780

1,177,846

455,130

266,004

124,780

0

2,171,540

T. V. Milroy

2012

500,000

3,305,000

1,415,000

2,430,000

3,500

3,000

7,656,500

Chief Executive

2011

483,333

2,575,000

2,575,000

2,350,000

3,500

3,000

7,989,833

Officer, Capital Markets

2010

400,000

1,727,500

1,672,500

3,200,000

3,500

3,000

7,006,500

F. J. Techar

2012

601,920

1,470,000

630,000

700,000

236,616

65,788

3,704,324

President and Chief Executive Officer, Personal and Commercial Bank Canada

2011 2010

541,860 573,430

1,228,500 1,081,500

1,228,500 1,081,500

843,000 1,287,000

587,864 21,257

64,228 168,457

4,493,952 4,213,144

Cash compensation paid in US$ has been converted into Cdn$ at the average rate of exchange for each fiscal years as follows: for US$1.00 = In 2012, Cdn$1.0032: in 2011, Cdn$0.9852; in 2010, Cdn$1.0426.

Equity awards granted in US$ have been converted
into Cdn$ for each fiscal year as follows: for US$1.00 in 2012, Cdn$0.9936; in 2011, Cdn$1.0203.

US$ pension values have been converted
into Cdn$ values at an October 31st spot rate into Canadian dollar for each fiscal year as follows: US$1.00 = In 2012, Cdn$0.9990; in 2011, Cdn$0.9967; in 2010, Cdn$1.0202.

(a)
The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown represent the value at the grant date in each of calendar years 2012, 2011 and 2010. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2010, from November 1 to December 31, 2009.

•

  The value of options granted during this period was: Mr. Downe $2,350,000; Mr. Flynn $750,000; Mr. Milroy $1,900,000; and Mr. Techar
$975,000.

•

  The value of share-based awards during this period was: Mr. Downe $2,350,000; Mr. Flynn $750,000; Mr. Milroy $1,900,000; and Mr. Techar
$975,000.

(b)
A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by the Bank’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.21%; historic Share price volatility: 25.63%; risk free rate of return: 2.0% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2012 is $12.62 per option.

For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments.
A binomial option pricing model was used with the following assumptions: expected dividend yield 6.8% – 7.2%, expected Share price volatility 21.3% – 22.3%, risk free rate of return 1.5% – 1.8% and expected period until exercise 5.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted during fiscal 2012 is approximately $5.54 per option.

(c)
Executives can defer a portion of their short-term cash incentive award and receive DSUs instead. This is what they elected to defer:

Year

NEO

% Deferred

2012

Mr. Techar

25
%

2011

Mr. Techar

25
%

Mr. Milroy

25
%

2010

Mr. Downe

50
%

Mr. Techar

25
%

Mr. Milroy

25
%

(d)
As part of Mr. Furlong’s employment agreement, to recognize completion of the transition from M&I, he received a US$6 million payment on the one year anniversary of the M&I merger.

(e)
Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes. (See page 61 for information about the pension plans and obligations).

(f)
These amounts represent the Bank’s contributions to the NEOs under the employee share purchase programs and the aggregate value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Techar’s 2012 amount includes an executive allowance of $31,000 and tax preparation fees of $13,776.

(g)
Mr. Furlong’s 2011 compensation represents the compensation he earned from July 6, 2011 to October 31, 2011 while employed by the Bank.

Bank of Montreal Management Proxy Circular

58

Compensation Discussion and Analysis

Outstanding Option-based Awards and Share-based Awards

The table below shows the value of the outstanding option-based and share-based awards for each of the NEOs as of October 31, 2012.

Option-based awards

Share-based awards

Name

Grant date

  Number of securities
 underlying   unexercised
options

  Option exercise
price ($)

  Option
expiration date

  Value of
 unexercised   in-the-money
options ($)(a)(b)

  Number of
 shares or units   of shares
that   have not
vested

  Market or
 payout value of
 share-based
 awards that have
not vested ($)

Market or payout value of vested share- based awards not paid out or distributed
($) (c)

W. A. Downe

December 10, 2002

22,916

40.85

December 10, 2012

416,384

January 05, 2004

14,553

53.93

January 05, 2014

74,075

January 05, 2004

14,553

53.93

January 05, 2014

74,075

January 05, 2004

14,994

53.93

January 05, 2014

76,319

December 08, 2004

13,332

56.60

December 08, 2014

32,263

December 08, 2004

13,332

56.60

December 08, 2014

32,263

December 08, 2004

13,736

56.60

December 08, 2014

33,241

December 08, 2005

15,279

62.99

December 08, 2015

0

December 08, 2005

15,279

62.99

December 08, 2015

0

December 08, 2005

15,742

62.99

December 08, 2015

0

December 14, 2006

32,439

68.97

December 14, 2016

0

December 14, 2006

32,439

68.97

December 14, 2016

0

December 14, 2006

33,422

68.97

December 14, 2016

0

December 13, 2007

54,582

60.23

December 13, 2017

0

December 13, 2007

54,582

60.23

December 13, 2017

0

December 13, 2007

56,236

60.23

December 13, 2017

0

December 01, 2009

51,379

3,032,371

December 10, 2009

183,194

53.45

December 10, 2019

1,020,391

December 22, 2010

54,600

3,222,487

December 22, 2010

199,408

57.78

December 22, 2020

247,266

December 13, 2011

72,274

4,265,640

December 13, 2011

178,572

56.00

December 13, 2021

539,287

Total

978,590

2,545,565

178,253

10,520,497

11,495,763

T. E. Flynn

December 08, 2004

10,250

56.60

December 08, 2014

24,805

December 08, 2004

10,250

56.60

December 08, 2014

24,805

December 08, 2005

10,800

62.99

December 08, 2015

0

December 08, 2005

10,800

62.99

December 08, 2015

0

December 14, 2006

11,800

68.97

December 14, 2016

0

December 14, 2006

11,800

68.97

December 14, 2016

0

December 13, 2007

17,300

60.23

December 13, 2017

0

December 13, 2007

17,300

60.23

December 13, 2017

0

December 11, 2008

70,320

34.13

December 11, 2018

1,750,265

December 01, 2009

16,397

967,778

December 10, 2009

58,466

53.45

December 10, 2019

325,656

December 22, 2010

20,202

1,192,320

December 22, 2010

60,951

57.78

December 22, 2020

75,579

December 13, 2011

21,140

1,247,700

December 13, 2011

72,671

56.00

December 13, 2021

219,466

Total

362,708

2,420,576

57,740

3,407,798

0

M. F. Furlong

October 27, 2003

2,932

207.14

October 27, 2013

0

October 27, 2003

8,723

207.14

October 27, 2013

0

October 27, 2004

4,278

249.77

October 27, 2014

0

October 27, 2004

12,727

249.77

October 27, 2014

0

October 28, 2005

17,006

254.95

October 28, 2015

0

October 30, 2006

15,305

286.20

October 30, 2016

0

October 19, 2007

28,343

249.83

October 19, 2017

0

October 29, 2008

32,606

148.45

October 29, 2018

0

December 13, 2011

21,282

1,256,072

December 13, 2011

35,337

56.00

December 13, 2021

106,718

Total

157,257

106,718

21,282

1,256,072

0

59

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Option-based awards

Share-based awards

Name

Grant date

  Number of securities
 underlying   unexercised
options

  Option exercise
price ($)

  Option
expiration date

  Value of
 unexercised   in-the-money
options ($)(a)(b)

  Number of
 shares or units   of shares
that   have not
vested

  Market or
 payout value of
 share-based
 awards that have
not vested ($)

Market or payout value of vested share- based awards not paid out or distributed
($) (c)

T. V. Milroy

January 05, 2004

14,350

53.93

January 05, 2014

73,042

January 05, 2004

14,350

53.93

January 05, 2014

73,042

December 08, 2004

8,200

56.60

December 08, 2014

19,844

December 08, 2004

8,200

56.60

December 08, 2014

19,844

February 07, 2006

5,700

67.94

February 07, 2016

0

February 07, 2006

5,700

67.94

February 07, 2016

0

December 14, 2006

5,250

68.97

December 14, 2016

0

December 14, 2006

5,250

68.97

December 14, 2016

0

December 13, 2007

12,050

60.23

December 13, 2017

0

December 13, 2007

12,050

60.23

December 13, 2017

0

March 27, 2008

61,302

45.00

March 27, 2018

859,454

December 11, 2008

35,710

34.13

December 11, 2018

888,822

December 1, 2009

41,540

2,451,704

December 10, 2009

148,114

53.45

December 10, 2019

824,995

December 22, 2010

31,440

1,855,615

December 22, 2010

125,853

57.78

December 22, 2020

156,058

December 13, 2011

46,527

2,746,006

December 13, 2011

199,923

56.00

December 13, 2021

603,767

Total

662,002

3,518,867

119,507

7,053,325

12,049,623

F. J. Techar

January 05, 2004

16,533

53.93

January 05, 2014

84,153

January 05, 2004

16,533

53.93

January 05, 2014

84,153

January 05, 2004

17,034

53.93

January 05, 2014

86,703

December 08, 2004

16,368

56.60

December 08, 2014

39,611

December 08, 2004

16,368

56.60

December 08, 2014

39,611

December 08, 2004

16,864

56.60

December 08, 2014

40,811

December 08, 2005

17,061

62.99

December 08, 2015

0

December 08, 2005

17,061

62.99

December 08, 2015

0

December 08, 2005

17,578

62.99

December 08, 2015

0

December 14, 2006

20,988

68.97

December 14, 2016

0

December 14, 2006

20,988

68.97

December 14, 2016

0

December 14, 2006

21,624

68.97

December 14, 2016

0

December 13, 2007

26,136

60.23

December 13, 2017

0

December 13, 2007

26,136

60.23

December 13, 2017

0

December 13, 2007

26,928

60.23

December 13, 2017

0

December 11, 2008

86,149

34.13

December 11, 2018

2,144,249

December 01, 2009

21,317

1,258,112

December 10, 2009

76,006

53.45

December 10, 2019

423,353

December 22, 2010

19,683

1,161,707

December 22, 2010

81,381

57.78

December 22, 2020

100,912

December 13, 2011

22,197

1,310,085

December 13, 2011

95,381

56.00

December 13, 2021

288,051

Total

633,117

3,331,606

63,197

3,729,903

4,265,633

(a)
The value of some of the unexercised options is $0 because the exercise price is higher than the closing price of the Shares on the TSX on October 31, 2012 ($59.02.).

(b)
The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Shares on the TSX on
October 31, 2012 ($59.02). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.

(c)
Represents the aggregate value of annual cash bonuses the NEO voluntarily elected to defer into DSUs and the dividend equivalents earned as additional DSUs.

Incentive Plan Awards – Value Vested or Earned

The table below shows the value of the option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned during fiscal 2012.

Name

  Option-based
 awards – value vested
during the year ($)(a)

  Share-based
 awards – value vested
during the year ($)(b)

  Non-equity incentive
plan compensation – Value earned during the year ($)(c)

W. A. Downe

116,787

0

1,000,000

T. E. Flynn

421,748

1,761,930

630,000

M. F. Furlong

0

0

6,669,274(d)

T. V. Milroy

1,098,527

3,148,762

2,430,000

F. J. Techar

519,469

2,034,572

700,000

(a)
The value of the stock options that vested during the fiscal year is based on the difference between the exercise price of the options and the Share closing price on the TSX on the vesting date. Options are valued at $0 if the Share closing price on the vesting date was below the exercise price.

(b)
The value of share-based awards that vested and were paid out during the fiscal year includes dividend equivalents earned on outstanding DSUs during the period. Dividend equivalents are valued at Shares closing price on the TSX on October 31, 2012 ($59.02).

(c)
These are the annual cash incentive awards for 2012. This table includes the full amount of the annual cash incentive even if a portion was voluntarily deferred into DSUs.

(d)
As part of Mr. Furlong’s employment agreement, he received a US $6 million transition bonus to be paid on the first anniversary of the merger at M&I.

Bank of Montreal Management Proxy Circular

60

Compensation Discussion and Analysis

Defined Benefit Pension Plan Table

The table below describes the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility timeframes - year end, normal retirement and age 65 - and accrued obligations determined on a defined benefit basis.

Name

Number of years credited service

Annual benefits payable ($)(a)(b)

  Accrued obligation at start of
Year ($)(d)

Compensatory change ($)(e)

  Non- compensatory
change ($)(e)

  Accrued obligation
at year end ($)(d)

At year end

At normal retirement
(c)

At age 65

W. A. Downe

29.42

999,000
(f)

999,000
(f)

999,000
(f)

13,824,084

384,013

1,158,721

15,366,818

T.E. Flynn

19.92

181,439

253,319

355,771

1,213,085

66,854

350,778

1,630,717

M. F. Furlong

1.33

391,743

567,570

498,943

3,168,306

481,087

484,135

4,133,528

F. J. Techar

28.00

486,713
(g)

550,450
(g)

635,913
(g)

6,069,956

236,616

1,047,847

7,354,419

(a)
Annual benefits payable are inclusive of all pension entitlements from the Bank and do not reflect the reduction of benefits due to early retirement.

(b)
All annual benefits shown reflect earnings as of October 31, 2012

(c)
According to their pension arrangements, Messrs. Downe and Techar have a normal retirement age of 60. Mr. Furlong has a normal retirement age of 62. A portion of
Mr. Flynn’s pension will be unreduced at age 60 and his total pension will be unreduced at his normal retirement age 65.

(d)
Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation because of differences between the lump sum assumptions (which are dependent on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.

(e)
Compensatory Change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-Compensatory Change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

(f)
A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from the Pension Fund Society of the Bank of Montreal (PFS). The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000. The Cdn$ 999,000 annual benefit payable has been converted from US$1,000,000 at the exchange rate outlined in the notes to the Summary Compensation Table.

(g)
A portion of Mr. Techar’s annual pension benefit will be payable from the PFS, a portion from the Harris Qualified Plan and the balance of the total annual pension entitlement will be converted to a lump sum on retirement. The benefit amounts shown have been converted from US$ at the exchange rate outlined in the notes to the Summary Compensation Table.

Defined Contribution Pension Plan Table

The table below
describes the defined contribution pension plan for Mr. Milroy.

Name

Defined Contribution Pension Plan Accumulated value at start of year ($)

Compensatory ($)(a)

  Defined Contribution Pension Plan
Accumulated value at year-end ($)

T. V. Milroy

77,841

3,500

87,445

(a)
The compensatory component of this disclosure includes only the Bank’s contributions to the defined contribution pension plan on behalf of Mr. Milroy. The Plan does not provide “above market investment earnings”.

Termination and Change of Control Benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element

Resignation

  Termination
with cause

  Termination
without cause(a)

Retirement (early or normal)

Change in control

Base Pay (Salary)

Ceases immediately

Ceases immediately

Severance paid as a lump sum or salary continuation

Normal retirement provisions apply

No incremental payment

Short Term Incentive Plan (Bonus)

Forfeited

Forfeited

As negotiated

Pro-rated for the year

No incremental payment.

Bank Mid-Term Incentive Plan (RSU)

Forfeited

Forfeited

Normal vesting and payout dates apply to RSUs RSUs are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed

Normal vesting and payout dates apply to RSUs RSUs are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed

Normal vesting and payout dates apply

Long-Term Incentive Plan (Stock options)

All options are cancelled

All options are cancelled

All vested options expire in 90 days. If non-solicit provision is breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead.

All options expire at the earlier of five years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled

If terminated without cause within 24 months after change in control, all options become fully vested and will expire within 90 days

Deferred Stock Units

Units are redeemed if vested, otherwise forfeited

Units are redeemed if vested, otherwise forfeited

Units are redeemed if vested, otherwise forfeited

Units are redeemed

Participation continues

61

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Compensation element

Resignation

  Termination
with cause

  Termination
without cause(a)

Retirement (early or normal)

Change in control

Canadian Executive Pension Program

No incremental payment

No incremental payment

Prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by credited service)
is payable

No incremental payment

No incremental payment

BMO Nesbitt Burns Pension Plan

No incremental payment

No incremental payment

No incremental payment

No incremental payment

No incremental payment

Retirement Allowance Agreement (RAA)

No incremental payment

No incremental payment

Granted an additional two years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best five consecutive bonuses

No incremental payment

The payment is the same as Termination Without Cause, if there is a change of control and within
24 months the executive is terminated without cause

Supplemental Retirement Executive Arrangement (SREA)

No incremental payment

No incremental payment

No incremental payment

  No
incremental payment

No incremental payment

Benefits(b)

None

None

None

None

None

Perquisites

Ceases

Ceases

Subject to negotiation

Ceases

No incremental payment

(a)
Termination without cause includes voluntary termination by the executive for good reason.

(b)
The employment agreement for Mr. Furlong provides for three years of medical benefits following the date of termination.

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at
October 31, 2012 (a).

Name

Type of Payment

Resignation ($)

  Termination
with cause ($)

  Termination
without cause ($)(b)

  Retirement
(early or normal) ($)

  Change in
control ($)

W. A. Downe

Total cash severance

0

0

6,794,700

0

6,794,700

Stock options

0

0

0

0

1,867,215

Pension

0

0

0

0

0

Total

0

0

6,794,700

0

8,661,915

T. E. Flynn

Total cash severance

0

0

0

0

0

Stock options

0

0

0

0

901,351

Pension

0

0

55,269

0

55,269

Total

0

0

55,269

0

956,620

M. F. Furlong

Total cash severance

0

0

5,074,920

0

0

Stock options

0

0

0

0

106,718

Pension

0

0

0

0

0

Benefits
(c)

0

0

38,302

0

38,302

Total

0

0

5,113,222

0

145,020

T. V. Milroy

Total cash severance

0

0

0

0

0

Stock options

0

0

0

0

2,115,016

Pension

0

0

0

0

0

Total

0

0

0

0

2,115,016

F. J. Techar

Total cash severance

0

0

3,093,869

0

3,093,869

Stock options

0

0

0

0

1,362,770

Pension

0

0

30,941

0

30,941

Total

0

0

3,124,810

0

4,487,580

(a)
The estimated incremental benefit received by the NEO excludes statutory benefits. Calculations assume the NEO ceased to be an employee on October 31, 2012. Values are based on the closing Share price on the TSX on October 31, 2012 ($59.02). Incremental payments in $US have been converted at US$1.00 = Cdn$0.9990.

–
Severance payments for Mr. Downe and Mr. Techar are governed by their RAAs. Common law would determine severance payments for Mr. Flynn and Mr. Milroy, and Mr. Furlong’s severance would be in respect of salary and bonus for the remainder of the term of his employment agreement.

–
Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of stock options would occur if the NEO is terminated without cause within 24 months of the change of control.

–
Pension payments for Mr. Downe and Mr. Techar are governed by their RAAs. Mr. Downe has reached the US$1,000,000 pension cap and no additional amounts are payable under his RAA.
Payments for Mr. Flynn are governed by the Canadian Executive Pension Program, Mr. Furlong by his SREA and Mr. Milroy by the BMO Nesbitt Burns Pension Plan.

(b)
Termination without cause includes voluntary termination by the executive for good reason.

(c)
The employment agreement for Mr. Furlong provides for three years of medical benefits following the date of termination.

Bank of Montreal Management Proxy Circular

62

Compensation Discussion and Analysis

Other Information

Bank’s Stock Option Plans

The only compensation plans
under which the Bank issues equity securities are the Stock Option Plan, Non-Officer Director Stock Option Plan and the M&I stock option plans BMO assumed when it acquired M&I.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of Shares issuable under the Plan at the Annual Meeting of Shareholders on March 3, 2009.

Non-Officer Director Stock Option Plan – Shareholders approved this plan in 2002. The Board decided to discontinue granting options under the plan effective November 1, 2003. There are currently no stock options outstanding under the plan (see pages 18 and 65 for more information on the Non-Officer Director Stock Option Plan).

Dilution Impact of Long-Term Incentive Plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding Shares. The Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and shows our management of stock option awards to minimize the dilutive effect on Shareholders.

Measure (shown as a
% of issued and outstanding Shares as of October 31, 2012)

2012

2011

2010

Overhang (a)

3.49%

3.99%

4.37%

Dilution (b)

2. 43%

2.66%

2.69%

Burn rate (c)

0.39%

0.86% (d)

0.31%

(a)
Overhang is the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(b)
Dilution is the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(c)
Burn rate is the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(d)
The burn rate increased in 2011 because of the conversion of outstanding M&I stock options into options to purchase Shares when the M&I acquisition closed. Excluding the impact of the M&I conversion, the burn rate would have been 0.29% in 2011.

Securities Authorized for Issuance under the Equity
Compensation Plans

The table below shows (at October 31, 2012):

•

Shares to be issued when outstanding options under the various stock options plans are exercised

•

remaining number of Shares available for issuance under the Stock Option Plan (there are no further Shares available for issue under the M&I stock option plans and the Non-Officer Director Stock Option Plan).

Shareholders have approved all equity compensation plans that involve the issuance of Shares. See page 64 to 65 for a description of the material features of each plan.

Plan category

Number of securities to be issued upon exercise
of outstanding options, warrants and rights (a) (1)

Weighted- average exercise price
of outstanding options, warrants and rights (b) (2)

Number of securities remaining available for
future issuance under equity compensation plans (excluding securities reflected in column (a))

  Equity compensation plans
approved by the security holders

15,801,966

$79.96

6,897,964

  Equity compensation plans
not approved by the security holders

Nil

Nil

Nil

Total

15,801,966

$79.96

6,897,964

(1)
Includes outstanding M&I stock options that were converted into options to purchase Shares when the M&I acquisition closed, in accordance with the purchase agreement.

(2)
Includes the weighted-average exercise price for the converted M&I stock options.

Bank’s Stock Option Plan – Issuance Limits

Eligibility

Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at Committee discretion

Maximum number of Shares issuable

75,876,632 Shares (representing 11.62% of issued and outstanding Shares as at February 28,
2013)

Currently issued (dilution)

16,982,296 Shares issuable upon exercise of outstanding options (representing 2.60% of the
Bank’s issued and outstanding Shares as at February 28, 2013)

Available for issue

4,995,022 Shares remaining available for issuance (representing 0.77% of the Bank’s issued and outstanding Shares as at February 28, 2013)

Other limits

The number of Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares; and the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding
Shares. Maximum number of Shares reserved for issuance under options to any one participant cannot exceed 5% of the Shares then issued and outstanding

Committee guideline (overhang)

The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding Shares

63

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Bank’s Stock Option Plan – Conditions

Maximum option term

10-year
expiry date from date of grant. Term is extended if the expiry falls during a Bank trading black-out period to fifth business day after blackout period is lifted; except that any option holder who is a U.S. taxpayer is excluded from this provision

Exercise price

  Equal to the closing price of the Shares on
the TSX on the trading day immediately preceding the date of grant

  Vesting
and exercise of options

Stock options must have vested before they can be exercised. Options vest
25% per year over four years. For stock options that include a price-condition, in addition to vesting, the Shares must meet or exceed Share price growth conditions before options can be exercised. Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.

  The Committee has full discretion to
determine the number of options to be granted in the form of standard options and price-conditioned options.

  Expiry
of options

The earlier of:

(i)

The fifth anniversary of a participant’s retirement date

(ii)

The third anniversary of the date of termination of full-time employment due to disability or death

(iii)

The 10-year anniversary of date of grant

Options are forfeited if a participant
resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited

  Transfer/
assignment

Only by will or under succession laws

  Forfeiture on
financial restatement or detrimental act committed while employed

All or a portion of an executive’s vested and non vested options may be forfeited in the event of a financial restatement or if it is discovered that a former executive while employed committed an act detrimental to the Bank

Forfeiture on competition

Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers and when a participant who was terminated without cause solicits the Bank’s employees or customers

Change of control

If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise

Plan changes

The Committee or Board of Directors may amend, modify or terminate the Plan at any time provided that any changes do not decrease entitlements that have accrued prior to the date of change. Changes are subject to Shareholder approval where such change

(i)

increases the number of Shares reserved for issuance under the Plan

(ii)

reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)

(iii)

extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)

(iv)

extends eligibility to participate in the Plan to non-employee directors

(v)

permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes

(vi)

extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)

(vii)

permits awards, other than options and stock appreciation rights, to be made under the Plan

Amendments which may be made without Shareholder approval include amendments of a
“housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date

Exercise process

(i)

executives open a BMO brokerage account

(ii)

when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin

(iii)

when the executive has elected to sell all or some of the Shares issued upon the exercise of the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest

(iv)

when any executive has elected to hold the Shares issued upon the exercise of the options, he or she must pay the strike price, applicable commissions and taxes and debit interest

An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for Shares equivalent in value to the in-the-money amount

Bank of Montreal Management Proxy Circular

64

Compensation Discussion and Analysis

Non-Officer Director Stock Option Plan

Options to purchase a total of 147,000 Shares were granted under the Non-Officer Director Stock Option Plan. These represent 0.02% of the Bank’s issued and outstanding Shares as at February 28, 2013. No more options may be granted under this plan. The key features of the plan are as follows:

Key
Features of the Non-Officer Director Stock Option Plan

Eligibility

Options granted to directors who are not employees of the Bank or its affiliates.

Option term

10-year expiry date from date of grant.

Strike price

Equal to the closing price of the Shares on the trading day immediately preceding the date of grant.

Vesting

25% per year over four years from the date of grant; also subject to the price condition set out below.

Price conditions

Except for directors who had reached 62 years of age at the time of the grant, one-half of the options granted to each director cannot be exercised unless the price of the Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless.

  Transfer/
assignment

Only by will or under succession laws.

Expiry of options

Options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option.

Plan changes

The Board, subject to any regulatory or required Shareholder approval, has the power under this plan to amend or terminate this plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination.

Key Features of the BMO Capital Markets Variable Compensation Plan

Eligibility

Capital Markets employees (excluding the BMO Capital Markets
CEO)

Form of award

Cash, Restricted Share Units (RSUs) or Deferred Stock Units (DSUs)

Pool funding

A global pool is established based on actual business performance against business performance targets; the amount available to the
Capital Markets Executive Committee is based on the operating group performance outlined on page 56.

Pool is fully adjusted for actual loan losses and incorporates a Capital Markets ROE measure.

Pool may also be adjusted to reflect other considerations such as risk.

Form of award

Individual awards apportioned between cash and RSUs, based on nature of the role and compensation level.

Cash portion can be voluntarily deferred into DSUs.

All material risk- taking employees in Capital Markets receive at least 40% of their incentive award in RSUs. See page 66 for more information on material risk-taking employees.

RSU terms

Earn dividend equivalents as additional RSUs.

Value based on Share price.

Vests 25% in each of the first two years, and 50% over the third year, with payout either each year or at the end of three years.

Non-vested units are forfeited on resignation.

Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause.

DSU terms

Capital Markets employees at the Managing Director level and above may choose to receive some or all of their cash award in
DSUs.

Earn dividend equivalents as additional DSUs.

Redeemable only when employees sever all ties with the Bank and its affiliates.

Value of a DSU is based on the Share price.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

RSU equity award payouts may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

65

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Additional Disclosure

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation with appropriate modifications to comply with requirements in local jurisdictions:

•

Tie compensation payouts to business performance, strategy and shareholder returns, while balancing risk

•

Consider individual performance when determining variable pay

•

Require material risk-taking employees to defer a portion of their variable compensation

(See the Compensation Discussion and Analysis starting on page 36 for information about executive compensation and the Committee’s role)

Material Plans

The Committee approved
criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation would lead to classification as a material plan.

The Committee must approve:

•

the annual list of material plans

•

  changes to material plans after review by the U.S. and enterprise Compensation Oversight Committee and CEO (See page 39 for more details on the U.S. and enterprise Compensation Oversight Committee)

•

funding for the variable incentive pools, after review by the U.S. and enterprise Compensation Oversight Committee and CEO.

Material Risk-Taking Employees

The
Committee has approved the following categories of employees as its material risk-taking employees: all Senior Vice Presidents and above in the Bank and any Capital Markets employees whose actions could have a material impact on the Bank’s risk.

The following standards apply to the compensation of material employees:

•

  non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions

•

deferred compensation for this group is 40 to 60 percent of their total compensation

•

  variable compensation reflects pay for performance and appropriate risk measures.

Compensation Tables for
Material Risk-Taking Employees

Cash compensation paid in US$ has been converted into Cdn$ at the average rate of exchange in fiscal 2012 of US$1.00
= Cdn$1.0032, and fiscal 2011 US$1.00 = Cdn$0.9852.

Equity awards granted in US$ have been converted into Cdn$ using the November month end spot rate in fiscal 2012 of US$1.00 = Cdn$0.9936, and fiscal 2011 of US$1.00 = Cdn $1.0203.

Total direct compensation awarded in fiscal 2012 and
2011

Category (a)

2012

2011

Senior Executives

Other material risk takers

Senior Executives

Other material risk takers

  Number of
employees (#)

9

103

12

97

  Total fixed
compensation ($)

5,260,880

27,745,894

6,220,980

25,135,767

  Aggregate variable
compensation

  Cash
($)

6,550,074

60,681,879

9,141,923

57,232,099

  Share-based
($)

16,724,490

53,404,372

17,757,459

52,322,173

  Option-based
($)

7,330,381

12,864,782

12,166,644

13,495,178

  Total deferred
compensation ($) (b)

24,755,443

68,009,210

32,580,671

69,213,158

  Total variable
compensation ($) (c)

35,865,825

154,696,927

39,066,026

123,049,451

(a)
Employees who have left the Bank during the year are included in these categories. Senior Executives are the Bank’s most senior executives.

(b)
Total deferred compensation represents the total value of DSUs (voluntarily deferred from cash or awarded), RSUs and option-based compensation.

(c)
Total variable compensation represents the total of cash (excluding fixed compensation), share-based and option-based compensation.

Bank of Montreal Management Proxy Circular

66

Compensation Discussion and Analysis

Deferred compensation outstanding and paid out in fiscal 2012 and
2011

2012

2011

Category

Senior Executives

Other material risk takers

Senior Executives

Other material risk takers

Cash

Vested

2,952,914

1,447,358

2,898,346

1,597,727

  Share-based
(a)(b)

Vested

39,576,896

46,879,976

53,531,151

31,738,030

Unvested

33,770,530

219,939,689

33,503,179

143,978,512

  Option-based
(a)(c)

Vested

9,688,207

20,676,125

15,293,639

18,854,410

Unvested

7,044,316

13,702,665

9,912,284

14,050,720

  Paid in the fiscal
year

14,610,726

86,666,720

26,384,044

67,885,142

(a)
Based on the closing Share price on the TSX on October 31, 2012 ($59.02) and October 31, 2011 ($58.89).

(b)
The value of vested and unvested share-based awards equals the number of outstanding units on October 31st multiplied by the closing Share price.

(c)
The value of vested and unvested in-the-money options is equal to the difference between the exercise price of the options and the closing Share price on October 31st. Vested options include options that have vested and were exercisable because they have met the price condition hurdles.

Unvested options include unvested options and vested options that cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (Share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2012 and 2011, no reductions were taken due to explicit adjustments. In 2012, there was no implicit reduction and in 2011 there was a 2.2% decline in Share price, which resulted in an implicit reduction in the value of outstanding option and share-based awards of $6,992,069.

Other compensation paid

In 2012, the Bank took restructuring charges to align the Bank’s cost structure with the current and future business environment. These restructuring charges included agreed to severance payments totalling $39.1 million for 13 material risk takers. The Bank paid out $31.4 million to 18 material risk takers. The severance payments awarded were aligned with common law practice. In 2011, the severance payments agreed to were $8.5 million for 5 material risk takers and $7.6 million was paid out to 10 material risk takers. No Senior Executives received or were awarded severance in Fiscal 2012 or 2011.

Information on sign-on payments, guaranteed bonuses and the highest severance awarded in 2012 and 2011 was provided to OSFI on a confidential basis to protect employee privacy.

67

Bank of Montreal Management Proxy Circular

Directors’ Approval

Directors’ Approval

Our Board of Directors approved the contents of this management proxy circular for distribution to Shareholders.

BARBARA M. MUIR

Senior Vice President,

Deputy General Counsel,

Corporate Affairs and Corporate Secretary

February 28, 2013

Bank of Montreal Management Proxy Circular

68

Corporate Responsibility

Through our volunteering, our donations and our sponsorship programs, we invest in our neighbourhoods, towns and regions – because we are a part of them. Never content to rest on past achievements, our commitment to helping meet the needs of the many organizations and groups that make our communities strong is unwavering.

Our
approach involves:

•

Delivering value to our customers

•

Creating opportunities for our employees

•

Generating greater rewards for our Shareholders

•

Contributing to the well-being of the communities where we do business

•

Integrating respect for the environment into our business growth strategies and practices

About the Production of

our Management Proxy Circular

This management proxy circular uses paper
that comes from well-managed forests, certified in accordance with the international standards of the Forest Stewardship Council® (FSC®).

Information on our environmental policies, programs and performance is available at

  ®      Registered
trademark of Bank of Montreal